06037488

The Quigley Corporation 2005 Annual Report



ARS
P.E.
12-31-05
Quigley Corp
RECD S.E.C.
MAY 2 3 2006
1086

PROCESSED
JUN 1 2 2006 E
THOMSON
FINANCIAL



The Quigley Corporation (NASDAQ: QGLY) is a Natural Health Medical Science Company that manufactures and markets over-the-counter consumer cold remedy brands; health and wellness supplements through Darius International and its subsidiary Innerlight Inc.; and is developing potential ethical pharmaceutical products through its Quigley Pharma Inc. subsidiary.

The Company's approach to product development and marketing is to integrate nature and science to improve human health.

The Quigley Corporation has developed and markets the well-known COLD-EEZE® cold remedy brand, consisting of a proprietary zinc gluconate glycine lozenge and related products for treating the common cold. The Quigley Corporation's customers include leading national wholesalers and distributors, as well as independent and chain food, drug and mass merchandise stores and pharmacies.

Quigley Manufacturing Inc., manufactures COLD-EEZE and performs other contract manufacturing operations for non-related entities.

Innerlight Inc. is a direct selling subsidiary of Darius International Inc., featuring natural health and wellness products sold through a global network of independent distributor representatives.

Quigley Pharma is a subsidiary involved in the research of various naturally-derived patented compounds with the goal of developing them into ethical pharmaceutical drugs.

Our ongoing objective is to deliver long-term value to our stockholders by providing exceptional new products that address the healthcare and quality of life concerns of the broadest market segments.

TABLE OF CONTENTS

Letter to Shareholders

Naturally Responding to Global Health Concerns

To Our Stockholders:

The past year has been a strong one for The Quigley Corporation, as we continue our development into a full-service pharmaceutical and natural health entity. Our core business, COLD-EEZE®, saw a 28.2% increase in sales over the previous year, and together with Darius International and its subsidiary, Innerlight Inc., continues to provide strong support for Quigley Pharma's research and development, confirming the decision made in 1999 to enter the ethical pharmaceutical market.

We have made remarkable progress in the six years since the inception of Quigley Pharma, with five patents, numerous compounds under investigation in both laboratory and clinical trials and the issuance of one Investigational New Drug (IND) application and five Investigational New Animal Drug applications (INAD). In 2005, Quigley Pharma reinforced earlier findings of efficacy by reproducing previous results in new studies, identified new targets for existing compounds and added veterinary studies and indications to our portfolio.

The support of the Board, management, and our employees to the long-term commitment required to bring a pharmaceutical product to market has been extraordinary. It is important that we all understand the reason behind this lengthy and intense process: not only to demonstrate the efficacy of a particular compound, but to insure its safety, as well. Although it takes years to complete the extensive testing required by federal authorities, I am confident that the final result — the world's first natural therapeutic pharmaceutical drugs — will be well worth the effort.

I invite you to read more about our efforts and successes in 2005.



Thank you for your ongoing support.

Guy J. Quigley
President, Chairman & Chief Executive Officer

:EASES REVENUES TO $53.7 MILLION: NET INCOME TO $3.2 MILLIO


'03
'04
'05
$30 $25 $20 $15 $10 $5 $0
ANNUAL SALES IN MILLIONS

In 2005, sales continued their steady climb, reaching $29.3 million, a 28.2% increase over 2004


Cold-EEZE
IMPROVED
Citrus
Flavor

COLD-EEZE

COLD-EEZE® Continues Strong Growth

The story for COLD-EEZE® in 2005 continues the narrative begun three years ago, when sales began a period of consistent increases thanks in part to improved execution within our existing channels, including increased display and product visibility on the shelf.

In 2005, COLD-EEZE demonstrated its category growth leadership with net sales of $29.3 million, a 28.2% increase over 2004. COLD-EEZE maintains the highest profit per sale in the cough drop category, and delivered more than 27% unit consumption growth.[1]

Today, COLD-EEZE continues to keep its place as one of the top-selling over-the-counter cough/cold lozenges in the United States, available in more than 90% of all cough and cold aisles in the country.

...REDUCES DURATION O
COMMON COL

This past year, we focused on strengthening our retail marketing as well as increasing brand and benefit awareness. For instance, we implemented a strong point-of-sale display program, as well as a bonus-buy program. We introduced new flavors: strawberries and cream and orange and cream flavors, and two sugar-free items: *sugar free wild cherry and sugar free lemon lime.*

2005 saw the return of COLD-EEZE to television advertising. A targeted spot television ad program utilizing early morning day parts, as well as a national TV campaign on popular cable programming, helped to continue to spread the word about the common cold shortening benefits of COLD-EEZE.



Joseph C. Casey, Vice President of Sales and Marketing of The Quigley Corporation discusses product manufacturing issues with W. David Hess, Vice President of Operations and David Deck, President of Quigley Manufacturing Inc.

COLD-EEZE had a safety study completed in 2005 that demonstrated that COLD-EEZE was safe for geriatric patients. The results were published in the November/December 2005 issue of the *American Journal of Therapeutics.* Given those findings, we partnered with the National Council on Aging to sponsor a national campaign about the proper use of OTC and prescription medications in the senior population.

2005 also saw the complete integration of the assets of JoEl, Inc., the long-term contract manufacturer of COLD-EEZE lozenges. The transition has gone smoothly and we expect benefits in terms of driving product improvements under the name Quigley Manufacturing Inc.

In summary, 2005 was a year of continued growth, increased brand awareness, new flavors, and a chance to firmly position the COLD-EEZE brand as a category growth leader in 2006.

1 Three-channel syndicated scanner data for the 52-week period ended December 26, 2005, not including our customer, Wal-Mart.

NESS CAMPAIGN TO EDUCATE SENIORS ABOUT PROPER USE OF OTC ME




HE
Y UP TO 42%...”
COLD-EEZE IS NOW AVAILABLE IN 90 PERCENT
OF ALL COUGH AND COLD AISLES IN THE COUNTRY
Cold-EEZE
Cold-EEZE
SUGAR FREE
Cold-EEZE
......QUIGLEY PARTNERS WITH UNIVERSAL PICTURES TO LAUNCH



"...THE COMPANY IS DEVELOPING NUMEROUS COMPOUNDS TO ADDRESS SEVERAL MAJOR HEALTH ISSUES FACING THE WORLD TODAY."

QUIGLEY PHARMA INC.

Quigley Pharma Inc:

Naturally Responding to Universal Health Concerns

Epidemic . . . Pandemic . . . Mutation . . . Pain . . .

In 2005, the world finally awoke to the possibility of a global influenza pandemic as the avian flu virus spread across Asia into Africa and Europe. Millions of birds died or were slaughtered. Most worrisome, however, were the dozens of humans killed by the virus — including 15 in Turkey in just a few days. Stockpiling and shortages of the only available medication for the flu occurred, while governments worldwide began budgeting and preparing for the anticipated crisis.

But avian flu was hardly the only health concern in the headlines: the continuing obesity and diabetes epidemic, the growing threat of nuclear terrorism, and additional warnings on common pain relievers also dominated.

Enter Quigley Pharma. With a growing pipeline, the Company is developing numerous naturally-derived compounds to address several major health issues facing the world today.

Our core concept remains unique in clinical drug development. Despite numerous other pharmaceutical and biotech companies worldwide, Quigley Pharma is one of the only companies working to create prescription drugs from natural sources to address current and emerging health crises.



It's an unexpected paradigm. For the phrase "natural compounds" is rarely associated with an ethical pharmaceutical company. Or a rigorous U.S. Food and Drug Administration approval process. Or years of preclinical, animal, and human clinical trials.

Why? When did "natural" and "pharmaceutical" become so distant from one another? After all, today's pharmaceutical industry is based on hundreds of years of plant derived drugs. Yet today, if a pharmaceutical company looks to nature for a new drug, it isolates the active ingredient and synthesizes it.

3 IS SAFE FOR TOPICAL APPLICATION...ANNOUNCES RESULTS OF AN

"...IMINARY DATA ON THESE COMPOUNDS HAS BEEN ENCOURAGING AND I WOULD URGE QUIGLEY PHARMA TO CONTINUE ITS DEVELOPMENT EFFORTS AS QUICKLY AS POSSIBLE."

— Philip Raskin, MD, Professor of Medicine, Department of Internal Medicine, University of Texas, Austin







US Deaths (X1000)
100
200
300
400
500
1918 Spanish Flu Pandemic
1957 Asian Flu Pandemic
1968 Hong Kong Flu Pandemic
1998 Sydney Flu Epidem
— CBS News

"...THE POTENTIAL NEED FOR QUIGLEY PHARMA'S NATURALLY DERIVED AVIAN FLU COMPOUND, QR-441A IS SIGNIFICANT"

At Quigley Pharma, we have a holistic perspective and believe that the synergy amongst the parts of a plant or substances from other natural sources have significant value. We believe that these synergies are perhaps one reason for the positive outcomes and low toxicity we encounter in our clinical investigations. We take this approach because we believe that plant co-factors, instead of a single chemical entity, will increase the overall safety and efficacy of the medicines we eventually produce.

Our approach enables us to not only pave a new path in drug discovery, but to identify more effective new pharmaceutical compounds that may strengthen homeland security and human health in a nontoxic, natural manner.

Avian Flu (QR-441A)

As many as 142 million people around the world could die if bird flu turns into a "worst case" influenza pandemic, according to a sobering new study of its possible consequences . . . And global economic losses could run to $4.4 trillion — the equivalent of wiping out the Japanese economy's annual output.

— Bird flu "could take 142m lives;" Worst case economic cost is $4.4 trillion. *CNN*. February 16, 2006.



"OUR CORE CONCEPT REMAINS UNIQUE IN CLINICAL DRUG DEVELOPMENT."

The world's attention was captured in 2005 by two letters and two numbers: H5N1, the viral strain that killed millions of birds throughout Asia and, by the end of the year, had spread into the eastern reaches of Europe and Africa via migratory fowl. During 2005, the virus also killed numerous people in China and Turkey, and fears that it could lead to a worldwide pandemic had officials around the globe developing emergency contingency plans.

Unfortunately, the main product on the market for the treatment of avian flu has, at best, limited efficacy.[2,3] As of yet, no vaccine exists for H5N1 and developing one remains difficult given the continually changing nature of the virus.

Thus the potential need for an avian flu compound is crucial. Quigley Pharma's naturally-derived QR-441A showed strong antiviral properties against the H5N1 virus in early in-vitro studies and effective against several other strains of influenza virus in in-vivo studies. Data has shown that this compound seems to prevent infectivity and transmissibility of those respiratory viruses.

While it is being developed for use in humans, in 2005 we received eight Investigational New Animal Drug (INAD) numbers from the FDA's Center for Veterinary Medicine for QR-441A. This allows us to begin testing it on chickens, turkeys and ducks, as well as dogs, cats, horses, companion birds and pigs.

Currently, we are establishing relationships with experts and designing appropriate scientific studies that will enable us to begin testing of the compound on these animals.

2 de Jong MD, Tran TT, Truong HK, et al. Oseltamivir resistance during treatment of influenza A (H5N1) infection. N Engl J Med. 2005 Dec 22;353(25):2667-72.

3 Le QM, Kiso M, Someya K, et al. Avian flu: isolation of drug-resistant H5N1 virus. Nature. 2005 Oct 20;437(7062):1108. Erratum in: Nature. 2005 Dec 8;438(7069):754.

STOCKS...DR. RICHARD ROSENBLOOM TO PRESENT RESULTS OF BIRD

Addressing the virus in animals holds significant implications. For instance, QR-441A could be used to stem the spread of H5N1 in poultry, providing a more economically feasible option to the slaughter of millions of infected birds worldwide and slowing the virus' progression.



Dr. Richard Rosenbloom, MD, PhD, COO and Executive Vice President of Quigley Pharma presiding over 2005 Scientific Advisory Board Meeting.

Its use in companion animals like dogs and cats could prevent the possible transmission of the virus to humans, particularly important since the virus has already been found in house cats.[4]

Finally, the potential for a drug that treats the virus in pigs could inhibit the mutation of the avian virus into one easily transmissible to humans. Pigs are capable of carrying the human influenza virus and are also susceptible to the avian virus. Thus, they represent a perfect "petri dish" for the virus' mutation.

In other studies conducted in 2005, QR-441A-impregnated face masks prevented up to 99.9 percent of human and avian influenza viruses from penetrating the mask. Other findings show the compound deactivated any live virus that *did* manage to pass through the filters, dry or wet.

These findings are significant because it will initially be easier to distribute the compound as a spray to reduce viral transmission on masks during a pandemic than as a drug. In fact, Quigley Pharma could use existing retail distribution channels for COLD-EEZE to distribute the spray or masks already impregnated with the spray.

We are currently evaluating the commercial potential of the spray and/or masks, as well as any regulatory issues that must be addressed.

Diabetic peripheral neuropathy thought-leaders: Philip Low, MD, Philip Raskin, MD, Richard Rosenbloom, MD, Joseph Arezzo, PhD, and Mario Guralnik, PhD.



DIABETIC NEUROPATHY (QR-333)

Begin on the sixth floor, third room from the end, swathed in fluorescence: a 60-year-old woman was having two toes sawed off. One floor up, corner room: a middle-aged man sprawled, recuperating from a kidney transplant. Next door: nerve damage. ...Two doors down: more toes being removed. Next room: a flawed heart.

— Diabetes and its Awful Toll Quietly Emerge as Crisis, *The New York Times*, January 9, 2006.

The nerve damage and toe amputations referred to in this first in a series of four, front-page articles on diabetes in *The Times* represents the terrible toll of diabetic peripheral neuropathy. This painful nerve disorder affects at least half of those who have had diabetes for 25 years and is the leading cause of limb amputation in this country.[5]

In 2005, we completed all required dermal toxicity studies. The results confirm that QR-333 shows no evidence of irritation, phototoxicity, contact hypersensitivity or photoallergy in an animal model.

4 Associated Press. German house cat dies after eating flu-infected bird. March 1, 2006.
5 Bailes BK. Diabetes mellitus and its chronic complications. AORN J. 2002 Aug;76(2):266-76,278-82; quiz 283-6. Review.

\BETIC PERIPHERAL NEUROPATHY INVESTIGATIONAL NEW DRUG...COM

Most exciting is an IND issued by the FDA and the commencement of human studies on QR-333 in 2006, with patient screening and enrollment beginning in April for the first of two human trials designed to determine the drug's safety pharmacokinetics. A Phase II(b) dose ranging study will begin immediately after the pharmacokinetic study is completed.

Ocular Herpes (QR-435)

Approximately 20,000 new cases of ocular herpes simplex virus (HSV) and more than 28,000 recurrences occur in the United States annually. It is one of the most frequent causes of corneal blindness in the United States with about 500,000 people total experiencing HSV-related ocular disease. It is also a leading indication for corneal transplant.

— Keratitis, Herpes Simplex, *eMedicine*, May 31, 2005.

In 2005, Quigley Pharma embarked on a series of preclinical studies to test the ability of its naturally-derived, versatile antiviral compound, QR-435, against two forms of Herpes Simplex Virus (HSV-1 and HSV-2), which both can cause a devastating eye condition called herpes keratitis; HSV-2 can also cause genital herpes.

Current treatments for HSV-1 are over 20 years old and have significant side effects, including blurred vision. Thus, the development of a new, effective, non-toxic [illegible]cal antiviral would present a significant improvement over current therapies [illegible]de much-needed treatment for sufferers around the globe.





"[The] experimental model presents surprising pre[illegible]ce that QR-336 has potential as a systemic radiopro[illegible] Further studies are recommended."

— *Phillip A. Low, MD, Chairman of the Division of Clinical Neurophysiology at The Mayo Clinic in Rochester, Minnesota*

Systemic Effect of Ionizing Radiation (QR-336)

After the attacks of September 11, 2001, use of sources of radiation by terrorists with the potential to cause human damage has become a greater threat.

— Medical Response to Radiation Incidents and Radionuclear Threats. *British Medical Journal*. March 6, 2004.

Whether it comes via a "dirty bomb" or the dispersal of radioactive materials into air conditioning, underground railways, drinking water or food supplies, the threat of radioactive contamination continued to grow in 2005.

QR-336 SHOWN TO PROTECT MICE FROM LETHAL EXPOSURE TO IONIZ

Recognizing the significance of this threat, Quigley Pharma has a naturally-derived compound (QR-336) in development, formulated to provide systemic protection against the devastating effects of nuclear radiation.

In 2005, we continued our investigation of QR-336 with additional animal studies. Mice were treated with the compound and then exposed to lethal radiation. Not only did they survive the lethal dose, but transplanting their bone marrow into untreated mice allowed *the recipient* animals to also survive a lethal dose of radiation.

This study suggests that QR-336 protects stem cells in the bone marrow — one of the target areas of radiation poisoning. Currently, the only drug available to protect populations in the event of such a nuclear incident is potassium iodide, and it only protects the thyroid gland.

The positive results from this trial will enable us to create the appropriate animal model required for an IND for QR-336 as a protective agent against radiation exposure. Only two studies in two animal species are required for FDA approval. Human testing is not required. Although terrorism remains a major threat, QR-336 may have other uses, namely protecting those exposed to ionizing radiation in the course of daily activities, such as airline pilots and attendants, nuclear reactor medical personnel, and patients exposed during medical tests and treatment.

"...THE RESULTS OBTAINED WITH QUIGLEY PHARMA'S COMPOUND [QR-440] ARE STRIKING. THE FINDINGS ARE AS IMPRESSIVE AS ANY THAT I HAVE SEEN..."

— *JOSEPH C. AREZZO, PHD, PROFESSOR, NEUROSCIENCE AND NEUROLOGY, ALBERT EINSTEIN COLLEGE OF MEDICINE, NEW YORK CITY*



ARTHRITIS (QR-440)

The epidemic of bad news about the potential risks of popular anti-inflammatory medications expanded yesterday as federal officials announced that naproxen, a painkiller sold by prescription and also over the counter as Aleve, might increase people's risk of having a heart attack or stroke.

— Aleve Ingredient Joins Painkillers Linked to Risks. *The Washington Post*. December 21, 2004.

Work on Quigley Pharma's botanical broad-spectrum anti-inflammatory compound (QR-440) continued in 2005, with preclinical research confirming that the compound significantly inhibits a variety of inflammatory cytokines. The development of this compound has taken on increased urgency given recent concerns over cardiovascular and other adverse effects of nearly all existing classes of over-the-counter and prescription anti-inflammatories.

In addition to continuing to investigate QR-440 for human use, in 2005 we also began exploring its use for canine arthritis, and received an Investigational New Animal Drug (INAD) approval from the Food and Drug Administration for this purpose. Canine arthritis affects an estimated 70 to 80 percent of dogs in certain breeds.[6]

6 Smith GK, Mayhew PD, Kapatkin AS et al. Evaluation of risk factors for degenerative joint disease associated with hip dysplasia in German Shepherd Dogs, Golden Retrievers, Labrador Retrievers, and Rottweilers. J Am Vet Med Assoc. 2001 Dec 15;219(12):1719-24.



THE BOARD

Pictured Left to Right:

Charles A. Phillips
Executive Vice President, Chief Operating Officer & Director

Guy J. Quigley
President, Chairman & Chief Executive Officer

George J. Longo
Vice President, Chief Financial Officer & Director

Jacqueline F. Lewis
Director

Stephen W. Wouch
Director, Managing Partner of Wouch, Maloney & Co., LLP

Rounsevelle W. Schaum
Director, Chairman of Newport Capital Partners, Inc.

Terrence O. Tormey
Director, President, The Tormey Consulting Group

Table of Contents

FINANCIAL STATEMENTS

OVERVIEW

The Company, headquartered in Doylestown, Pennsylvania, is a leading manufacturer, marketer and distributor of a diversified range of homeopathic and health products which comprise the Cold Remedy, Health and Wellness and Contract Manufacturing segments. The Company is also involved in the research and development of potential prescription products that comprise the Ethical Pharmaceutical segment.

The Company's business is the manufacture and distribution of cold remedy products to the consumer through the over-the-counter marketplace together with the sale of proprietary health and wellness products through its direct selling subsidiary. One of the Company's key products in its Cold Remedy segment is COLD-EEZE®, a zinc gluconate glycine product proven in two double-blind clinical studies to reduce the duration and severity of the common cold symptoms by nearly half. COLD-EEZE® is now an established product in the health care and cold remedy market. Effective October 1, 2004, the Company acquired substantially all of the assets of JoEl, Inc., the previous manufacturer of the COLD-EEZE® lozenge product. This manufacturing entity, now called Quigley Manufacturing Inc. ("QMI"), a wholly-owned subsidiary of the Company, will continue to produce lozenge product along with performing such operational tasks as warehousing and shipping the Company's COLD-EEZE® products. In addition, QMI, which is an FDA approved facility, produces a variety of hard and organic candy for sale to third party customers in addition to performing contract manufacturing activities for non-related entities. The COLD-EEZE® products reported an improved sales performance in 2005 due to effective product support by means of media and in-store advertising; the introduction of new COLD-EEZE® flavors; and increased consumer demand for COLD-EEZE® as indicated by Information Resources Incorporated (IRI) data. During 2005, the margin of the Cold Remedy segment was improved as a result of the impact of the COLD-EEZE® now being produced by the manufacturing subsidiary and forming part of the consolidated results of the Company. However, these gains were offset by substantially lower gross profit margins on the Contract Manufacturing segment's non-cold remedy sales and non-manufacturing operating costs of the manufacturing subsidiary being included in current operations rather than being carried as inventory and cost of sales as was the case prior to October 1, 2004.

Our Health and Wellness segment is operated through Darius International Inc. ("Darius"), a wholly-owned subsidiary of the Company which was formed in January 2000 to introduce new products to the marketplace through a network of independent distributor representatives. Darius is a direct selling organization specializing in proprietary health and wellness products. The formation of Darius has provided diversification to the Company in both the method of product distribution and the broader range of products available to the marketplace, serving as a balance to the seasonal revenue cycles of the COLD-EEZE® branded products. This segment's 2005 net sales remained relatively unchanged compared to 2004 due to a decline in the number of active domestic independent distributor representatives, which was offset by this segment's gain in international sales of 54.3%.

In January 2001, the Company formed an Ethical Pharmaceutical segment, Quigley Pharma Inc. ("Pharma"), that is under the direction of its Executive Vice President and Chairman of its Medical Advisory Committee. Pharma was formed for the purpose of developing naturally derived prescription drugs. Pharma is currently undergoing research and development activity in compliance with regulatory requirements. The Company is in the initial stages of what may be a lengthy process to develop these patent applications into commercial products. The Company continues to invest significantly with ongoing research and development activities of this segment.

Future revenues, costs, margins, and profits will continue to be influenced by the Company's ability to maintain its manufacturing availability and capacity together with its marketing and distribution capabilities and the requirements associated with the development of Pharma's potential prescription drugs in order to continue to compete on a national and international level. The continued expansion of Darius is dependent on the Company retaining existing independent distributor representatives and recruiting additional active representatives both internationally and within the United States, continued conformity with government regulations, a reliable information technology system capable of supporting continued growth and continued reliable sources for product and materials to satisfy consumer demand.

EFFECT OF RECENT ACCOUNTING PRONOUNCEMENTS

In November 2004, the FASB issued ***SFAS No. 151, "Inventory Costs"*** ("SFAS 151"). SFAS 151 amends the guidance in Chapter 4 of Accounting Research Bulletin No. 43, "Inventory Pricing" to clarify the accounting for amounts of idle facility expense, freight, handling costs and wasted material. SFAS 151 requires that these types of items be recognized as current period charges as they occur. The provisions of SFAS 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of this standard is not expected to have an impact on the Company's consolidated financial position, results of operations or cash flows.

In December 2004, the FASB issued ***Statement 123 (revised 2004), "Share-Based Payment."*** The standard eliminates the disclosure-only election under the prior SFAS 123 and requires the recognition of compensation expense for stock options and other forms of equity compensation based on the fair value of the instruments on the date of grant. The standard is effective for fiscal years beginning after June 15, 2005. In March 2005, the Securities & Exchange Commission (the "SEC") issued Staff Accounting Bulletin No. 107, "Share-Based Payment" ("SAB 107"). SAB 107 summarizes the views of the SEC staff regarding the interaction between SFAS No. 123 (Revised 2004), "Share-Based Payment" ("SFAS 123R") and certain SEC rules and regulations, and is intended to assist in the initial implementation of SFAS 123R, which for the Company is required by the beginning of its fiscal year 2006. The Company had no unvested options as of December 31, 2005 and therefore the adoption of this standard will not have an impact on the Company's consolidated balance sheets and statements of operations, shareholders' equity and cash flows.

In December 2004, the FASB issued ***Statement 153, "Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29."*** The standard is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged and eliminates the exception under APB Opinion No. 29 for an exchange of similar productive assets and replaces it with an exception for exchanges of nonmonetary assets that do not have commercial substance. The standard is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 did not have a material impact on the Company's financial position or results of operations.

In May 2005, the Financial Accounting Standards Board ("FASB") issued ***Statement 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3."*** The standard requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is deemed impracticable. The standard states that a change in method of depreciation, amortization or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate that is affected by a change in accounting principle. The standard is effective for accounting changes and corrections of errors made occurring in fiscal years beginning after December 15, 2005. The impact on the Company's financial position or results of operations as a result of the adoption of Statement of Financial Accounting Standards ("SFAS") No. 154 cannot be determined.

Critical Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

The Company is organized into four different but related business segments, Cold Remedy, Health and Wellness, Contract Manufacturing and Ethical Pharmaceutical. When providing for the appropriate sales returns, allowances, cash discounts and cooperative advertising costs, each segment applies a uniform and consistent method for making certain assumptions for estimating these provisions that are applicable to that specific segment. Traditionally, these provisions are not material to net income in the Health and Wellness and Contract Manufacturing segments. The Ethical Pharmaceutical segment does not have any revenues.

The product in the Cold Remedy segment, COLD-EEZE®, has been clinically proven in two double-blind studies to reduce the severity and duration of common cold symptoms. Accordingly, factors considered in estimating the appropriate sales returns and allowances for this product include it being: a unique product with limited competitors; competitively priced; promoted; unaffected for remaining shelf life as there is no expiration date; monitored for inventory levels at major customers and third-party consumption data, such as Information Resources, Inc. ("IRI").

At December 31, 2005 and 2004 the Company included reductions to accounts receivable for sales returns and allowances of $635,000 and $1,109,000, respectively, and cash discounts of $178,000 and $92,000, respectively. Additionally, current liabilities at December 31, 2005 and 2004 include $1,067,072 and $743,000, respectively for cooperative advertising costs.

The roll-forward of the sales returns and allowance reserve ending at December 31 is as follows:

ACCOUNT - SALES RETURNS & ALLOWANCES	2005	2004
Beginning balance	$ 1,109,171	$ 403,850
Provision made for future charges relative to sales for each period presented	678,127	1,414,796
Current provision related to discontinuation of COLD-EEZE® nasal spray	183,716	625,756
Actual returns & allowances recorded in the current period presented	(1,336,434)	(1,335,231)
Ending balance	$ 634,580	$ 1,109,171

The reduction in the 2005 provision as compared to 2004 was principally due to the initiation of specific limits on product returns from customers, greater product acceptance and further enhanced evaluation of return requests from customers relative to the Cold Remedy segment.

Management believes there are no material charges to net income in the current period, related to sales from a prior period.

REVENUE

Provisions to reserves to reduce revenues for cold remedy products that do not have an expiration date, include the use of estimates, which are applied or matched to the current sales for the period presented. These estimates are based on specific customer tracking and an overall historical experience to obtain an effective applicable rate, which is tested on an annual basis and reviewed quarterly to ascertain the most applicable effective rate. Additionally, the monitoring of current occurrences, developments by customer, market conditions and any other occurrences that could affect the expected provisions relative to net sales for the period presented are also performed.

A one percent deviation for these consolidated reserve provisions for the years ended December 31, 2005, 2004 and 2003 would affect net sales by approximately $599,000, $481,000 and $455,000, respectively. A one percent deviation for cooperative advertising reserve provisions for the years ended December 31, 2005, 2004 and 2003 could affect net sales by approximately $352,000, $275,000 and $241,000, respectively.

The reported results include a remaining returns provision of approximately $184,000 and $626,000 at December 31, 2005 and December 31, 2004, respectively in the event of future product returns following the discontinuation of the COLD-EEZE® Cold Remedy Nasal Spray product in September 2004.

INCOME TAXES

The Company has recorded a valuation allowance against its net deferred tax assets. Management believes that this allowance is required due to the uncertainty of realizing these tax benefits in the future. The uncertainty arises because the Company may incur substantial research and development costs in its Ethical Pharmaceutical segment.

RESULTS OF OPERATIONS

TWELVE MONTHS ENDED DECEMBER 31, 2005 COMPARED WITH SAME PERIOD 2004

Net sales for 2005 were $53,658,043 compared to $43,947,995 for 2004, reflecting an increase of 22.1% in 2005. Revenues, by segment, for 2005 were Cold Remedy, $29,284,651; Health and Wellness, $20,473,050; and Contract Manufacturing, $3,900,342, as compared to 2004 when the revenues for each respective segment were $22,834,249, $20,361,391 and $752,355.

The Cold Remedy segment reported a sales increase in 2005 of $6,450,402 or 28.2%. During 2005 the Company continued to strongly support the COLD-EEZE® product line through media and in-store advertising and the introduction of new COLD-EEZE® flavors thereby increasing the profile of the product through line extension. COLD-EEZE® product unit consumption increased by 27% in 2005 as measured by Information Resources Incorporated (IRI) data.

The Health and Wellness segment's net sales increased in 2005 by $111,659 or 0.5%. International sales for this segment increased by 54.3% due to an increase in the number of independent international distributor representatives in 2005 with offset due to a decline in the number of active domestic independent distributor representatives.

The Contract Manufacturing segment refers to the third party sales generated by QMI. In addition to the manufacture of the COLD-EEZE® product, QMI also manufactures a variety of hard and organic candies under its own brand names along with other products on a contract manufacturing basis for other customers. Sales for this segment in 2005 increased by $3,147,887 as the 2004 period consisted of three months activity.

Cost of sales from continuing operations for 2005 as a percentage of net sales was 48.1%, compared to 53.6% for 2004. The cost of sales percentage for the Cold Remedy segment decreased in 2005 by 6.2% primarily due to the impact of the discontinuation of the nasal spray product in 2004 and the conclusion of the Company's royalty obligations to the founders in May 2005. The 2004 nasal product discontinuation negatively impacted net sales by approximately $680,000 and resulted in an additional expense to cost of sales of approximately $672,000 due to obsolete product and materials. Remaining variations between the years is largely the result of product mix. The cost of sales percentage for the Health and Wellness segment increased in 2005 by 1.6% largely attributable to costs associated with increased international sales activity, product mix and variations in the independent distributor representative commission cost. The 2005 consolidated cost of sales was favorably impacted as a result of the consolidation effects of the manufacturing facility as it relates to COLD-EEZE®. These gross profit gains of the Cold Remedy segment were offset by substantially lower gross profit margins for the Contract Manufacturing segment, which is significantly lower than the other operating segments.

Selling, marketing and administrative expenses for 2005 were $21,070,307 compared to $16,960,313 in 2004. The increase in 2005 was primarily due to increased sales brokerage commission costs of $816,000 due to significantly improved sales performance; the addition of Quigley Manufacturing Inc., for the whole of 2005 resulted in increased selling and administration costs of $1,276,459; insurance costs increased by $435,920, with the remaining increase largely due to increased payroll costs. Selling, marketing and administrative expenses, by segment, in 2005 were Cold Remedy $13,519,967, Health and Wellness $5,249,296, Pharma $724,394 and Contract Manufacturing $1,576,650, as compared to 2004 of $11,068,726, $5,098,834, $492,562 and $300,191, respectively.

Research and development costs for 2005 and 2004 were $3,784,221 and $3,232,569, respectively. Principally, the increase in research and development expenditure was the result of decreased cold-remedy related product testing costs in 2005 compared to the prior year, offset by increased Pharma study costs of approximately $756,000 in 2005.

During 2005, the Company's major operating expenses of salaries, brokerage commissions, promotion, advertising, and legal costs accounted for approximately $16,922,587 (68.1%) of the total operating expenses of $24,854,528, an increase of 31.2% over the 2004 amount of $12,900,314 (63.9%) of total operating expenses of $20,192,882, largely the result of increased sales brokerage commission costs and increased payroll costs in 2005. The 2005 amounts reflect the inclusion of QMI for the twelve months of 2005 compared to three months in 2004.

Total assets of the Company at December 31, 2005 and 2004 were $35,975,639 and $31,529,756, respectively. Working capital increased by $2,829,352 to $20,682,262 at December 31, 2005. The primary influences on working capital during 2005 were: the increase in cash balances, increased account receivable balances due to increased sales, increased inventory on hand as a result of increased sales including international activity; increased accrued royalties and sales commissions as a result of litigation between the Company and the developer of COLD-EEZE® and increased advertising payable balances due to increased advertising activity in the latter part of 2005 and related seasonal factors.

Twelve months ended December 31, 2004 compared with same period 2003

Revenues from continuing operations for 2004 were $43,947,995 compared to $41,499,163 for 2003, reflecting an increase of 5.9% in 2004. Revenues, by segment, for 2004 were Cold Remedy, $22,834,249; Health and Wellness, $20,361,391; and Contract Manufacturing, $752,355, as compared to 2003 when the revenues for each respective segment were $20,474,969, $21,024,194 and zero. The Contract Manufacturing segment refers to the third party sales generated by QMI. In addition to the manufacture of the COLD-EEZE® product, QMI also manufactures a variety of hard and organic candies under its own brand names along with other products on a contract manufacturing basis for other customers. The 2004 revenues for the Cold Remedy segment were negatively affected by the discontinuation of the nasal spray product, reducing the 2004 revenues by approximately $680,000 as a result of actual and anticipated product returns. Notwithstanding the discontinuation of the nasal spray product, the Cold Remedy segment reported increased revenues which may be attributable to strategic media advertising during the early part of the cold season, strong trade and consumer product promotions, and media attention during the fourth quarter of 2004 following the reported scarcity of flu vaccine products. The Health and Wellness segment reported reduced revenues in 2004 of $662,803 over the prior year. This segment experienced a reduction in domestic sales which were offset by increased sales to international markets of 135%.

Cost of sales from continuing operations for 2004 as a percentage of net sales was 53.6%, compared to 51.8% for 2003. The cost of sales percentage for the Cold Remedy segment increased in 2004 by 4.7% primarily due to the impact of the discontinuation of the nasal spray product. The discontinuation negatively impacted net sales by approximately $680,000 and resulted in an additional expense to cost of sales of approximately $672,000 due to obsolete product and materials. Remaining variations between the years is largely the result of product mix. The cost of sales percentage for the Health and Wellness segment increased in 2004 by 1.2% largely attributable to a charge of approximately $200,000 related to a reserve for expected obsolete inventory.

Selling, marketing and administrative expenses from continuing operations for 2004 were $16,960,313 compared to $16,010,164 in 2003. The increase in 2004 was primarily due to increased media advertising of $892,771, largely related to the commencement of COLD-EEZE® advertising activity earlier in the 2004/2005 cold season compared to prior year. Selling, marketing and administrative expenses, by segment, in 2004 were Cold Remedy $11,068,726, Health and Wellness $5,098,834, Pharma $492,562 and

Contract Manufacturing $300,191, as compared to 2003 when these expenses for each respective segment were $10,061,349, $5,396,696, $552,119 and zero.

Research and development costs from continuing operations in 2004 and 2003 were $3,232,569 and $3,365,698, respectively. Principally, the decrease in research and development expenditure was the result of decreased Cold Remedy related product testing costs in 2004 compared to the prior year, which were offset by increased Pharma study costs of approximately $261,000.

During 2004, the Company's major operating expenses of salaries, brokerage commissions, promotion, advertising, and legal costs accounted for approximately $12,900,314 (64%) of the total operating expenses of $20,192,882, an increase of 13.9% over the 2003 amount of $11,328,608, largely the result of increased media advertising and payroll costs in 2004.

Revenues of CPNP (discontinued operations) for the twelve months periods ended December 31, 2004 and 2003 were zero and $59,824, respectively, and net losses for the same periods were zero and $54,349. The results of CPNP are presented as discontinued operations in the Statements of Operations.

Total assets of the Company at December 31, 2004 and 2003 were $31,529,756 and $26,269,759, respectively. Working capital decreased by $404,444 to $17,852,910 at December 31, 2004. The primary influences on working capital during 2004 were: the increase in cash balances, decreased account receivable balances due to attentive collections, reductions in inventory on hand as a result of increased revenues; increased liabilities due to current portion of long term debt of $428,571 related to the acquisition of certain assets, (primarily property, plant and equipment), and assumption of certain liabilities of the former contract manufacturer, JoEl, Inc., now QMI, along with the inclusion of assets and liabilities relating to QMI at December 31, 2004, and the increase in advertising payable balances due to increased advertising activity in the latter part of 2004.

Material Commitments and Significant Agreements

Effective October 1, 2004, the Company acquired certain assets and assumed certain liabilities of JoEl, Inc., the sole manufacturer of the COLD-EEZE® lozenge product. As part of the acquisition, the Company entered into a loan obligation in the amount of $3.0 million payable to PNC Bank, N.A. The loan is collateralized by mortgages on real property located in each of Lebanon, Pennsylvania and Elizabethtown, Pennsylvania and was used to finance the majority of the cash portion of the purchase price. The Company can elect interest rate options of either the Prime Rate or LIBOR plus 200 basis points. The loan is payable in eighty-four equal monthly principal payments of $35,714 commencing November 1, 2004, and such amounts payable are reflected in the consolidated balance sheet as current portion of long-term debt amounting to $428,571 and long-term debt amounting to $1,035,715. The Company is in compliance with all related loan covenants.

With the exception of the Company's COLD-EEZE® lozenge product, the Company's products are manufactured by outside sources. The Company has agreements in place with these manufacturers, which ensure a reliable source of product for the future.

The Company has agreements in place with independent brokers whose function is to represent the Company's COLD-EEZE® products, in a product sales and promotion capacity, throughout the United States and internationally. The brokers are remunerated through a commission structure, based on a percentage of sales collected, less certain deductions.

The Company has maintained a separate representation and distribution agreement relating to the development of the zinc gluconate glycine product formulation. In return for exclusive distribution rights, the Company must pay the developer a 3% royalty and a 2% consulting fee based on sales collected, less certain deductions, throughout the term of this agreement, which is due to expire in 2007. However, the Company and the developer are in litigation and as such, no potential offset from such litigation for these fees have been recorded. A founder's commission totaling 5%, on sales collected, less certain deductions, has been paid to two of the officers of the Company, who are also directors and stockholders of the Company, and whose agreements expired in May 2005. The expenses for the respective periods relating to such agreements amounted to $1,745,748, $2,058,965 and $1,805,294 for the twelve months periods ended December 31, 2005, 2004 and 2003, respectively. Amounts accrued for these expenses at December 31, 2005 and 2004 were $2,077,411 and $1,129,654, respectively.

The Company has an agreement with the former owners of the Utah-based direct marketing and selling company, whereby they receive payments, currently totaling 5% of net sales collected, for exclusivity, consulting, marketing presentations, confidentiality and non-compete arrangements. Amounts paid or payable under such agreement during 2005, 2004 and 2003 were $838,607, $800,881 and $880,091, respectively. Amounts payable under such agreement at December 31, 2005 and 2004 were $58,597 and $60,876, respectively.

Certain operating leases for office and warehouse space maintained by the Company resulted in rent expense for the years ended December 31, 2005, 2004 and 2003, of $227,701, $335,226, and $255,078, respectively. The future minimum lease obligations under these operating leases are approximately $240,000.

LIQUIDITY AND CAPITAL RESOURCES

The Company had working capital of $20,682,262 and $17,852,910 at December 31, 2005 and 2004, respectively. Changes in working capital overall have been primarily due to the following items: cash balances increased by $2,518,729; account receivable balances increased by $1,504,161 due to increased sales and effective collection practices; inventory increased by $445,382 due to sales growth and product line extensions along with increased international sales activity; accrued advertising increased by $941,403 due to variations in media advertising scheduling between years and seasonal factors; accrued royalties and sales commissions increased by $1,505,517 largely due to the effects of certain litigation in progress. Long-term debts decreased by $1,428,571 as a result of the prepayment of $1,000,000 in April 2005 against this debt and recurring monthly principal repayments. This item relates to the loan liability following the acquisition of JoEl, Inc. effective October 1, 2004 while the assets acquired are presented in property, plant and equipment. Total cash balances at December 31, 2005 were $16,885,170 compared to $14,366,441 at December 31, 2004.

Management believes that its strategy to establish COLD-EEZE® as a recognized brand name, its broader range of products, its diversified distribution methods as it relates to the Health and Wellness business segment, adequate manufacturing capacity, and growth in international sales, together with its current working capital, should provide an internal source of capital to fund the Company's business operations. The Cold Remedy and Health and Wellness segments contribute current expenditure support in relation to the Ethical Pharmaceutical segment. In addition to anticipated funding from operations, the Company and its subsidiaries may in the short and long term raise capital through the issuance of equity securities to finance anticipated growth.

Management is not aware of any trends, events or uncertainties that have or are reasonably likely to have a material negative impact upon the Company's (a) short-term or long-term liquidity, or (b) net sales or income from continuing operations. Any challenge to the Company's patent rights could have a material adverse effect on future liquidity of the Company; however, the Company is not aware of any condition that would make such an event probable.

Management believes that cash generated from operations, along with its current cash balances, will be sufficient to finance working capital and capital expenditure requirements for at least the next twelve months.

Contractual Obligations

The Company's future contractual obligations and commitments at December 31, 2005 consist of the following:

	PAYMENT DUE BY PERIOD				
CONTRACTUAL OBLIGATIONS	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	4-5 YEARS	MORE THAN 5 YEARS
Long-Term Debt Obligations *(1)*	$ 1,464,286	$ 428,571	$ 857,142	$ 178,573	-
Operating Lease Obligations	271,000	180,000	91,000	-	-
Purchase Obligations	62,000	62,000	-	-	-
Research and Development	3,230,000	3,230,000	-	-	-
Advertising	1,000,000	1,000,000	-	-	-
Total Contractual Obligations	$ 6,027,286	$ 4,900,571	$ 948,142	$ 178,573	-

(1) See Note 7, "Long-Term Debt" to the Company's consolidated financial statements for additional information on long-term debt obligations.

Off-Balance Sheet Arrangements

It is not the Company's usual business practice to enter into off-balance sheet arrangements such as guarantees on loans and financial commitments and retained interests in assets transferred to an unconsolidated entity for securitization purposes. Consequently, the Company has no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

IMPACT OF INFLATION

The Company is subject to normal inflationary trends and anticipates that any increased costs would be passed on to its customers.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's operations are not subject to risks of material foreign currency fluctuations, nor does it use derivative financial instruments in its investment practices. The Company places its marketable investments in instruments that meet high credit quality standards. The Company does not expect material losses with respect to its investment portfolio or exposure to market risks associated with interest rates. The impact on the Company's results of one percentage point change in short-term interest rates would not have a material impact on the Company's future earnings, fair value, or cash flows related to investments in cash equivalents or interest-earning marketable securities. At December 31, 2005, the Company had $1.5 million of variable rate debt. If the interest rate on the debt were to increase or decrease by 1% for the year, annual interest expense would increase or decrease by approximately $15,000.

FORWARD-LOOKING STATEMENTS

In addition to historical information, this Report contains forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in these forward-looking statements. Factors that might cause such a difference include, but are not limited to, management of growth, competition, pricing pressures on the Company's products, industry growth and general economic conditions. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's opinions only as of the date hereof. The Company undertakes no obligation to revise or publicly release the results of any revision to these forward-looking statements.

CERTAIN RISK FACTORS

The Quigley Corporation makes no representation that the United States Food and Drug Administration ("FDA") or any other regulatory agency will grant an Investigational New Drug or take any other action to allow its formulations to be studied or marketed. Furthermore, no claim is made that potential medicine discussed herein is safe, effective, or approved by the Food and Drug Administration. Additionally, data that demonstrates activity or effectiveness in animals or in vitro tests do not necessarily mean such formula test compound, referenced herein, will be effective in humans. Safety and effectiveness in humans will have to be demonstrated by means of adequate and well controlled clinical studies before the clinical significance of the formula test compound is known. Readers should carefully review the risk factors described in other sections of the filing as well as in other documents the Company files from time to time with the Securities and Exchange Commission ("SEC").

The management of The Quigley Corporation is responsible for the information and representations contained in this report. Management believes that the financial statements have been prepared in conformity with generally accepted accounting principles and that the other information in this annual report is consistent with those statements. In preparing the financial statements, management is required to include amounts based on estimates and judgments, which it believes are reasonable under the circumstances.

In fulfilling its responsibilities for the integrity of the data presented and to safeguard the Company's assets, management employs a system of internal accounting controls designed to provide reasonable assurance, at appropriate cost, that the Company's assets are protected and that transactions are appropriately authorized, recorded, and summarized. This system of control is supported by the selection of qualified personnel, by organizational assignments that provide appropriate delegation of authority and division of responsibilities, and by the dissemination of policies and procedures.

GUY J. QUIGLEY
Chairman of the Board,
President, Chief Executive Officer
February 24, 2006

GEORGE J. LONGO
Vice President, Chief Financial Officer
(Principal Financial and Accounting Officer)
February 24, 2006

**To the Board of Directors and
Stockholders of The Quigley Corporation**

We have audited the accompanying consolidated balance sheets of The Quigley Corporation and subsidiaries as of December 31, 2005 and 2004 and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004, and the results of its operations and its cash flows for years ended December 31, 2005 and 2004, in conformity with U.S. generally accepted accounting principles.

Amper, Politziner & Mattia P.C.

Edison, New Jersey
February 24, 2006

**To the Board of Directors and
Stockholders of The Quigley Corporation**

In our opinion, the accompanying consolidated statement of operations, stockholders' equity, and cash flows present fairly, in all material respects, and the results of operations and cash flows of The Quigley Corporation and its subsidiaries for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
March 26, 2004

Balance Sheets

	DECEMBER 31, 2005	DECEMBER 31, 2004
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 16,885,170	$ 14,366,441
Accounts receivable		
(net of doubtful accounts of $354,972 and $311,764)	7,880,140	6,375,979
Inventory	3,900,064	3,454,682
Prepaid expenses and other current assets	1,582,851	764,359
TOTAL CURRENT ASSETS	30,248,225	24,961,461
PROPERTY, PLANT AND EQUIPMENT - net	5,585,793	6,473,688
OTHER ASSETS:		
Goodwill	30,763	30,763
Other assets	110,858	63,844
TOTAL OTHER ASSETS	141,621	94,607
TOTAL ASSETS	$ 35,975,639	$ 31,529,756
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current portion of long-term debt	$ 428,571	$ 428,571
Accounts payable	771,819	978,401
Accrued royalties and sales commissions	3,301,598	1,796,081
Accrued advertising	2,860,414	1,919,011
Other current liabilities	2,203,561	1,986,487
TOTAL CURRENT LIABILITIES	9,565,963	7,108,551
LONG-TERM DEBT	1,035,715	2,464,286
MINORITY INTEREST	54,314	54,980
COMMITMENTS AND CONTINGENCIES (Note 9)		
STOCKHOLDERS' EQUITY:		
Common stock, $.0005 par value; authorized 50,000,000;		
Issued: 16,360,524 and 16,285,796 shares	8,180	8,143
Additional paid-in-capital	35,404,803	35,203,816
Retained earnings	15,094,823	11,878,139
Less: Treasury stock, 4,646,053 and 4,646,053 shares, at cost	(25,188,159)	(25,188,159)
TOTAL STOCKHOLDERS' EQUITY	25,319,647	21,901,939
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 35,975,639	$ 31,529,756

See accompanying notes to consolidated financial statements

Consolidated
STATEMENTS OF OPERATIONS

	YEAR ENDED DECEMBER 31, 2005	YEAR ENDED DECEMBER 31, 2004	YEAR ENDED DECEMBER 31, 2003
NET SALES	$ 53,658,043	$ 43,947,995	$ 41,499,163
COST OF SALES	25,824,085	23,573,126	21,487,763
GROSS PROFIT	27,833,958	20,374,869	20,011,400
OPERATING EXPENSES:			
Sales and marketing	8,414,065	7,140,365	6,166,318
Administration	12,656,242	9,819,948	9,843,846
Research and development	3,784,221	3,232,569	3,365,698
TOTAL OPERATING EXPENSES	24,854,528	20,192,882	19,375,862
INCOME FROM OPERATIONS	2,979,430	181,987	635,538
OTHER INCOME (EXPENSE):			
Interest income	402,580	104,339	93,385
Interest expense	(100,326)	(32,250)	–
Gain on dividend-in-kind	–	198,786	–
TOTAL OTHER INCOME, NET	302,254	270,875	93,385
INCOME FROM CONTINUING OPERATIONS BEFORE TAXES	3,281,684	452,862	728,923
INCOME TAXES	65,000	–	–
INCOME FROM CONTINUING OPERATIONS	3,216,684	452,862	728,923
DISCONTINUED OPERATIONS:			
Loss from discontinued operations	–	–	(54,349)
NET INCOME	$ 3,216,684	$ 452,862	$ 674,574
Basic earnings per common share:			
Income from continuing operations	$ 0.28	$ 0.04	$ 0.06
Loss from discontinued operations	–	–	–
Net Income	$ 0.28	$ 0.04	$ 0.06
Diluted earnings per common share:			
Income from continuing operations	$ 0.24	$ 0.03	$ 0.05
Loss from discontinued operations	–	–	–
Net Income	$ 0.24	$ 0.03	$ 0.05
Weighted average common shares outstanding:			
Basic	11,660,561	11,541,012	11,467,087
Diluted	13,299,162	14,449,334	14,910,246

See accompanying notes to consolidated financial statements

Consolidated Statements of

Stockholders' Equity

	COMMON STOCK SHARES	ISSUED AMOUNT	ADDITIONAL PAID-IN-CAPITAL	TREASURY STOCK	RETAINED EARNINGS	TOTAL
BALANCE DECEMBER 31, 2002	11,456,617	$ 8,051	$33,290,222	$ (25,188,159)	$ 11,010,703	$19,120,817
Tax benefits from options, warrants & common stock			133,014			133,014
Tax benefit allowance			(133,014)			(133,014)
Warrants issued for service			975,000			975,000
Proceeds from options and warrants exercised	46,409	23	16,227			16,250
Net income					674,574	674,574
BALANCE DECEMBER 31, 2003	11,503,026	8,074	34,281,449	(25,188,159)	11,685,277	20,786,641
Tax benefits from options, warrants & common stock			67,675			67,675
Tax benefit allowance			(67,675)			(67,675)
Shares issued for net asset acquisition, net of registration fees	113,097	58	895,392			895,450
Proceeds from options exercised	23,620	11	26,975			26,986
Dividend-in-kind					(260,000)	(260,000)
Net income					452,862	452,862
BALANCE DECEMBER 31, 2004	11,639,743	8,143	35,203,816	(25,188,159)	11,878,139	21,901,939
Tax benefits from options, warrants & common stock			249,453			249,453
Tax benefit allowance			(249,453)			(249,453)
Proceeds from options exercised	74,728	37	200,987			201,024
Net income					3,216,684	3,216,684
BALANCE DECEMBER 31, 2005	11,714,471	$ 8,180	$35,404,803	$ (25,188,159)	$ 15,094,823	$25,319,647

See accompanying notes to consolidated financial statements

Consolidated

Statements of Cash Flows

	YEAR ENDED DECEMBER 31, 2005	YEAR ENDED DECEMBER 31, 2004	YEAR ENDED DECEMBER 31, 2003
OPERATING ACTIVITIES:			
Net income	$ 3,216,684	$ 452,862	$ 674,574
Adjustments to reconcile net income to net cash provided by (used in) continuing operations:			
Loss from discontinued operations	–	–	54,349
Depreciation and amortization	1,404,107	622,348	473,593
Gain on dividend-in-kind	–	(198,786)	–
Gain on the sales of fixed assets	(3,907)	–	–
Bad debts provision	98,751	25,289	71,030
(Increase) decrease in assets:			
Accounts receivable	(1,602,912)	1,460,615	(3,744,790)
Inventory	(445,382)	1,198,221	773,858
Prepaid expenses and other current assets	(896,552)	47,298	(243,480)
Other assets	3,748	(33,611)	–
Increase (decrease) in liabilities:			
Accounts payable	(206,582)	454,265	129,461
Accrued royalties and sales commissions	1,505,517	201,624	447,962
Accrued advertising	941,403	564,475	(205,041)
Other current liabilities	250,614	(134,573)	656,608
Total adjustments	1,048,805	4,207,165	(1,586,450)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	4,265,489	4,660,027	(911,876)
INVESTING ACTIVITIES:			
Capital expenditures	(531,213)	(310,139)	(555,016)
Cost of assets acquired, net of registration fees	–	(4,295,380)	–
Proceeds from sale of fixed assets	12,000	–	–
NET CASH FLOWS USED IN INVESTING ACTIVITIES	(519,213)	(4,605,519)	(555,016)
FINANCING ACTIVITIES:			
Proceeds from long-term borrowings	–	3,000,000	–
Principal payments on long-term debt	(1,428,571)	(107,142)	–
Stock options and warrants exercised	201,024	26,986	16,250
NET CASH FLOWS (USED IN) PROVIDED BY FINANCING ACTIVITIES	(1,227,547)	2,919,844	16,250
CASH USED IN OPERATING ACTIVITIES OF DISCONTINUED OPERATIONS	–	–	(54,349)
NET INCREASE (DECREASE) IN CASH	2,518,729	2,974,352	(1,504,991)
CASH & CASH EQUIVALENTS, BEGINNING OF PERIOD	14,366,441	11,392,089	12,897,080
CASH & CASH EQUIVALENTS, END OF PERIOD	$16,885,170	$14,366,441	$11,392,089
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid for:			
Interest	$ 100,326	$ 32,250	–
Taxes	65,000	–	–
Non-cash investing and financing:			
Common stock issued for net assets acquired	–	$ 977,158	–

See accompanying notes to consolidated financial statements

NOTE 1 – ORGANIZATION AND BUSINESS

The Company, headquartered in Doylestown, Pennsylvania, is a leading manufacturer, marketer and distributor of a diversified range of homeopathic and health products which comprise the Cold Remedy, Health and Wellness and Contract Manufacturing segments. The Company is also involved in the research and development of potential prescription products that comprise the Ethical Pharmaceutical segment.

The Company's business is the manufacture and distribution of cold remedy products to the consumer through the over-the-counter marketplace together with the sale of proprietary health and wellness products through its direct selling subsidiary. One of the Company's key products in its Cold Remedy segment is COLD-EEZE®, a zinc gluconate glycine product proven in two double-blind clinical studies to reduce the duration and severity of the common cold symptoms by nearly half. COLD-EEZE® is now an established product in the health care and cold remedy market. Effective October 1, 2004, the Company acquired substantially all of the assets of JoEI, Inc., the previous manufacturer of the COLD-EEZE® lozenge product. This manufacturing entity, now called Quigley Manufacturing Inc. ("QMI"), a wholly-owned subsidiary of the Company, will continue to produce lozenge product along with performing such operational tasks as warehousing and shipping the Company's COLD-EEZE® products. In addition, QMI produces a variety of hard and organic candy for sale to third party customers in addition to performing contract manufacturing activities for non-related entities.

Darius International Inc. ("Darius"), the Health and Wellness segment, a wholly-owned subsidiary of the Company, was formed in January 2000 to introduce new products to the marketplace through a network of independent distributor representatives. Darius is a direct selling organization specializing in proprietary health and wellness products. The formation of Darius has provided diversification to the Company in both the method of product distribution and the broader range of products available to the marketplace, serving as a balance to the seasonal revenue cycles of the COLD-EEZE® branded products.

In January 2001, the Company formed an Ethical Pharmaceutical segment, Quigley Pharma Inc. ("Pharma"), that is under the direction of its Executive Vice President and Chairman of its Medical Advisory Committee. Pharma was formed for the purpose of developing naturally derived prescription drugs, cosmeceuticals, and dietary supplements. Pharma is currently undergoing research and development activity in compliance with regulatory requirements. The Company is in the initial stages of what may be a lengthy process to develop these patent applications into commercial products.

Future revenues, costs, margins, and profits will continue to be influenced by the Company's ability to maintain its manufacturing availability and capacity together with its marketing and distribution capabilities and the requirements associated with the development of Pharma's potential prescription drugs in order to continue to compete on a national and international level. The continued expansion of Darius is dependent on the Company retaining existing independent distributor representatives and recruiting additional active representatives both internationally and within the United States, continued conformity with government regulations, a reliable information technology system capable of supporting continued growth and continued reliable sources for product and materials to satisfy consumer demand.

During 2000, the Company acquired a 60% ownership position in Caribbean Pacific Natural Products, Inc. ("CPNP"). On January 22, 2003, the Company completed the sale of the Company's 60% equity interest in CPNP to Suncoast Naturals, Inc. ("Suncoast").

The business of the Company is subject to federal and state laws and regulations adopted for the health and safety of users of the Company's products. COLD-EEZE® is a homeopathic remedy that is subject to regulations by various federal, state and local agencies, including the FDA and the Homeopathic Pharmacopoeia of the United States.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The Consolidated Financial Statements include the accounts of the Company and its wholly-owned subsidiaries. All inter-company transactions and balances have been eliminated. Effective March 31, 2004, the financial statements include consolidated variable interest entities ("VIEs") of which the Company is the primary beneficiary (see discussion in Note 4, "Variable Interest Entity"). Certain prior period amounts have been reclassified to conform with the 2005 presentation.

Use of Estimates

The Company's consolidated financial statements are prepared in accordance with generally accepted accounting principles (GAAP) in the United Sates of America. In connection with the preparation of the consolidated financial statements, it is required to make assumptions and estimates about future events, and apply judgments that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. These assumptions, estimates and judgments are based on historical experience, current trends and other factors that management believes to be relevant at the time the consolidated financial statements are prepared. Management reviews the accounting policies, assumptions, estimates and judgments on a quarterly basis to ensure the financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from these assumptions and estimates, and such differences could be material.

The Company is organized into four different but related business segments, Cold Remedy, Health and Wellness, Contract Manufacturing and Ethical Pharmaceutical. When providing for the appropriate sales returns, allowances, cash discounts and cooperative advertising costs, each segment applies a uniform and consistent method for making certain assumptions for estimating these provisions that are applicable to each specific segment. Traditionally, these provisions are not material to reported revenues in the Health and Wellness and Contract Manufacturing segments and the Ethical Pharmaceutical segment does not have any revenues.

Provisions to these reserves within the Cold Remedy segment include the use of such estimates, which are applied or matched to the current sales for the period presented. These estimates are based on specific customer tracking and an overall historical experience to obtain an applicable effective rate. Estimates for sales returns are tracked at the specific customer level and are tested on an annual historical basis, and reviewed quarterly, as is the estimate for cooperative advertising costs. Cash discounts follow the terms of sales and are taken by virtually all customers. Additionally, the monitoring of current occurrences, developments by customer, market conditions and any other occurrences that could affect the expected provisions for any future returns or allowances, cash discounts and cooperative advertising costs relative to net sales for the period presented are also performed.

CASH EQUIVALENTS

The Company considers all highly liquid investments with an initial maturity of three months or less at the time of purchase to be cash equivalents. Cash equivalents include cash on hand and monies invested in money market funds. The carrying amount approximates the fair market value due to the short-term maturity of these investments.

INVENTORIES

Inventory is valued at the lower of cost, determined on a first-in, first-out basis (FIFO), or market. Inventory items are analyzed to determine cost and the market value and appropriate valuation reserves are established. The consolidated financial statements include a reserve for excess or obsolete inventory of $369,508 and $1,388,590 as of December 31, 2005 and 2004, respectively. The majority of the 2004 provision was related to the discontinuation of the COLD-EEZE® Cold Remedy Nasal Spray product in 2004. Inventories included raw material, work in progress and packaging amounts of approximately $1,340,000 and $1,087,000 at December 31, 2005 and December 31, 2004, respectively, with the remainder comprising finished goods.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at cost. The Company uses a combination of straight-line and accelerated methods in computing depreciation for financial reporting purposes. The annual provision for depreciation has been computed in accordance with the following ranges of estimated asset lives: building and improvements – twenty to thirty nine years; machinery and equipment – five to seven years; computer software – three years; and furniture and fixtures – seven years.

GOODWILL AND INTANGIBLE ASSETS

Goodwill is not amortized but reviewed annually for impairment when events and circumstances indicate the carrying amount may not be recoverable or on an annual basis.

CONCENTRATION OF RISKS

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash investments and trade accounts receivable.

The Company maintains cash and cash equivalents with several major financial institutions. Since the Company maintains amounts in excess of guarantees provided by the Federal Depository Insurance Corporation, the Company performs periodic evaluations of the relative credit standing of these financial institutions and limits the amount of credit exposure with any one institution.

Trade accounts receivable potentially subjects the Company to credit risk. The Company extends credit to its customers based upon an evaluation of the customer's financial condition and credit history and generally does not require collateral. The Company's broad range of customers includes many large wholesalers, mass merchandisers and multi-outlet pharmacy chains, five of which account for a significant percentage of sales volume, representing 29% for the year ended December 31, 2005, 27% for the year ended December 31, 2004 and 23% for the year ended December 31, 2003. Customers comprising the five largest accounts receivable balances represented 47% and 48% of total trade receivable balances at December 31, 2005 and 2004, respectively. During 2005, 2004 and 2003, approximately 92%, 93% and 97%, respectively, of the Company's revenues were generated in the United States with the remainder attributable to international markets.

The Company's revenues are currently generated from the sale of the Cold Remedy products which approximated 55%, 52% and 49% of total revenues in the twelve month periods ended December 31, 2005, 2004 and 2003, respectively. The Health and Wellness segment approximated 38%, 46% and 51%, for the twelve month periods ended December 31, 2005, 2004 and 2003, respectively. The Contract Manufacturing segment approximated 7% and 2% for the twelve month periods ended December 31, 2005 and 2004, respectively.

Raw materials used in the production of the products are available from numerous sources. Raw materials for the COLD-EEZE® lozenge product are currently procured from a single vendor in order to secure purchasing economies. In a situation where this one vendor is not able to supply QMI with the ingredients, other sources have been identified. Should these product sources terminate or discontinue for any reason, the Company has formulated a contingency plan in order to prevent such discontinuance from materially affecting the Company's operations. Any such termination may, however, result in a temporary delay in production until the replacement facility is able to meet the Company's production requirements.

Darius' products for resale can be sourced from several suppliers. In the event that such sources were no longer in a position to supply Darius with products, other vendors have been identified as reliable alternatives with minimal adverse loss of business.

Long-lived Assets

The Company reviews its long-lived assets for impairment on an exception basis whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through future undiscounted cash flows. If it is determined that an impairment loss has occurred based on the expected cash flows compared to the related asset value, an impairment loss is recognized in the Statement of Operations.

REVENUE RECOGNITION

Sales are recognized at the time ownership is transferred to the customer, which for the Cold Remedy segment is the time the shipment is received by the customer and for both the Health and Wellness segment and the Contract Manufacturing segment, when the product is shipped to the customer. Revenue is reduced for trade promotions, estimated sales returns, cash discounts and other allowances in the same period as the related sales are recorded. The Company makes estimates of potential future product returns and other allowances related to current period revenue. The Company analyzes historical returns, current trends, and changes in customer and consumer demand when evaluating the adequacy of the sales returns and other allowances. The consolidated financial statements include reserves of $634,580 for future sales returns and $533,250 for other allowances as of December 31, 2005 and $1,109,171 and $404,221 at December 31, 2004, respectively. The 2005 and 2004 reserve balances include a remaining returns provision at December 31, 2005 and December 31, 2004 of approximately $184,000 and $626,000, respectively, in the event of future product returns following the discontinuation of the COLD-EEZE® Cold Remedy Nasal Spray product in September 2004. The reserves also include an estimate of the uncollectability of accounts receivable resulting in a reserve of $354,972 at December 31, 2005 and $311,764 at December 31, 2004.

COST OF SALES

For the Cold Remedy segment, in accordance with contract terms, payments calculated based upon net sales collected to the patent holder of the COLD-EEZE® formulation and payments to the corporation founders and developers of the final saleable COLD-EEZE® product amounting to $1,745,748, $2,052,746 and $1,805,294, respectively, at December 31, 2005, 2004 and 2003 are presented in the financial statements as cost of sales.

In the Health and Wellness segment, agreements with Independent Distributor Representatives ("IRs") require payments to them to be calculated based upon net commissionable sales of other IRs in their down-line and not on any of their individual purchases of products including not taking title to the products that are sold by other IRs. In accordance with EITF 01-9, such payments to the IRs do not qualify as a reduction of the selling price as these payments are not offered as an allowance or as a percentage rebate of direct purchases made, and the IRs are not offered any cooperative advertising incentives of any type. Such payments, among other factors, are related to expand the cycle of additional IRs and for maintaining the distribution channel for this segment's products.

Accordingly, such distribution payments amounting to $9,207,613, $9,053,612 and $9,439,100, respectively, at December 31, 2005, 2004 and 2003 are presented in the financial statements as cost of sales.

OPERATING EXPENSES

Agreements relating to the Cold Remedy segment with a major national sales brokerage firm are for this firm to sell the manufactured COLD-EEZE® product to our customers. Such related costs are presented in the financial statements as selling expenses.

In the Health and Wellness Segment, the Company includes payments in accordance with agreements with the former owner of its acquired proprietary products, to be calculated based upon net sales collected. These agreements provide for exclusivity, consulting, marketing presentations, confidentiality and non-compete arrangements with such payments being classified as administration expense.

Shipping and Handling

Product sales relating to Health and Wellness products carry an additional identifiable shipping and handling charge to the purchaser, which is classified as revenue. For the Cold Remedy and Contract Manufacturing segments, such costs are included as part of the invoiced price. In all cases costs related to this revenue are recorded in cost of sales.

Stock Compensation

Stock options and warrants for purchase of the Company's common stock have been granted to both employees and non-employees since the date the Company became publicly traded. Options and warrants are exercisable during a period determined by the Company, but in no event later than ten years from the date granted.

Expense relating to options granted to non-employees has been appropriately recorded in the periods presented based on fair values as determined by the Black-Scholes pricing model dependent upon the circumstances relating to the specific grants.

The Company used the Black-Scholes pricing model to determine the fair value of stock options granted during the periods presented using the following assumptions: expected life of the option of 5 years and expected forfeiture rate of 0%; expected stock price volatility of 58.3% for the year ended December 31, 2005, expected stock price volatility of 49.8% for the year ended December 31, 2004, ranging between 67.9% and 120% for the year ended December 31, 2003; expected dividend yield of 0% and risk-free interest rate of 4.46% for the year ended December 31, 2005; expected dividend yield of 0% and risk-free interest rate of 3.3% for the year ended December 31, 2004, expected dividend yield of 0% and risk-free interest rate of between 3.37% and 4.5% for the year ended December 31, 2003. The impact of applying SFAS No. 123 in this pro forma disclosure is not indicative of the impact on future years' reported net income as SFAS No. 123 does not apply to stock options granted prior to the beginning of fiscal year 1996 and additional stock options awards may be granted in future years. All options were immediately vested upon grant.

The Company applies Accounting Principles Board Opinion No. 25 ("APB 25") in accounting for its grants of options to employees. Under the intrinsic value method prescribed by APB 25, no compensation expense relating to grants to employees has been recorded by the Company in periods reported. If compensation expense for awards made during the years ended December 31, 2005, 2004 and 2003 had been determined under the fair value method of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated on the following page:

	YEAR ENDED DECEMBER 31, 2005	YEAR ENDED DECEMBER 31, 2004	YEAR ENDED DECEMBER 31, 2003
Net income			
As reported	$ 3,216,684	$ 452,862	$ 674,574
Add: Stock-based compensation expense included in reported net income as determined under the intrinsic value method	-	-	-
Deduct: Adjustment to stock-based employee compensation expense as determined under the fair value based method	(3,884,400)	(2,230,000)	(2,026,720)
Pro forma net loss	$ (667,716)	$ (1,777,138)	$ (1,352,146)
Basic earnings (loss) per share			
As reported	$ 0.28	$ 0.04	$ 0.06
Pro forma	$ (0.06)	$ (0.15)	$ (0.12)
Diluted earnings (loss) per share			
As reported	$ 0.24	$ 0.03	$ 0.05
Pro forma	$ (0.05)	$ (0.15)	$ (0.12)

Expense relating to warrants granted to non-employees has been appropriately recorded in the periods presented based on fair values as determined by the Black-Scholes pricing model dependent upon the circumstances relating to the specific grants.

A total of 520,000, 500,000, and 424,000 stock options were granted to employees and non-employees in 2005, 2004 and 2003, respectively.

ADVERTISING

Advertising costs are expensed within the period in which they are utilized. Advertising expense is comprised of media advertising, presented as part of sales and marketing expense; co-operative advertising, which is accounted for as part of net sales; and free product, which is accounted for as part of cost of sales. Advertising costs incurred for the years ended December 31, 2005, 2004 and 2003 were $8,688,233, $6,584,600, and $5,483,465, respectively. Included in prepaid expenses and other current assets was $96,050 and $41,375 at December 31, 2005 and 2004 relating to prepaid advertising and promotion expenses.

Research and Development

Research and development costs are charged to operations in the period incurred. Expenditures for the years ended December 31, 2005, 2004 and 2003 were $3,784,221, $3,232,569 and $3,365,698, respectively. Principally, research and development costs are related to Pharma's study activities and costs associated with COLD-EEZE®.

Income Taxes

The Company utilizes the asset and liability approach which requires the recognition of deferred tax assets and liabilities for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than enactments of changes in the tax law or rates. Until sufficient taxable income to offset the temporary timing differences attributable to operations and the tax deductions attributable to option, warrant and stock activities are assured, a valuation allowance equaling the total deferred tax asset is being provided. See Note 13 – Income Taxes for further discussion.

Fair Value of Financial Instruments

Cash and cash equivalents, accounts receivable and accounts payable are reflected in the consolidated financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments. The fair value of long-term debt was approximately equivalent to its carrying value due to the fact that the interest rates currently available to the Company for debt with similar terms are approximately equal to the interest rates for its existing debt. Determination of the fair value of related party payables is not practicable due to their related party nature.

Recently Issued Accounting Standards

In November 2004, the FASB issued ***SFAS No. 151, "Inventory Costs"*** ("SFAS 151"). SFAS 151 amends the guidance in Chapter 4 of Accounting Research Bulletin No. 43, "Inventory Pricing" to clarify the accounting for amounts of idle facility expense, freight, handling costs and wasted material. SFAS 151 requires that these types of items be recognized as current period charges as they occur. The provisions of SFAS 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of this standard is not expected to have an impact on the Company's consolidated financial position, results of operations or cash flows.

In December 2004, the FASB issued ***Statement 123 (revised 2004), "Share-Based Payment."*** The standard eliminates the disclosure-only election under the prior SFAS 123 and requires the recognition of compensation expense for stock options and other forms of equity compensation based on the fair value of the instruments on the date of grant. The standard is effective for fiscal years beginning after June 15, 2005. In March 2005, the Securities & Exchange Commission (the "SEC") issued Staff Accounting Bulletin No. 107, "Share-Based Payment" ("SAB 107"). SAB 107 summarizes the views of the SEC staff regarding the interaction between

SFAS No. 123 (Revised 2004), "Share-Based Payment" ("SFAS 123R") and certain SEC rules and regulations, and is intended to assist in the initial implementation of SFAS 123R, which for the Company is required by the beginning of its fiscal year 2006. The Company has no unvested options as of December 31, 2005 and therefore the adoption of this standard will not have an impact on the Company's consolidated balance sheets and statements of operations, shareholders' equity and cash flows.

In December 2004, the FASB issued ***Statement 153, "Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29."*** The standard is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged and eliminates the exception under APB Opinion No. 29 for an exchange of similar productive assets and replaces it with an exception for exchanges of nonmonetary assets that do not have commercial substance. The standard is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 did not have a material impact on the Company's financial position or results of operations.

In May 2005, the Financial Accounting Standards Board ("FASB") issued ***Statement 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3."*** The standard requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is deemed impracticable. The standard states that a change in method of depreciation, amortization or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate that is affected by a change in accounting principle. The standard is effective for accounting changes and corrections of errors made occurring in fiscal years beginning after December 15, 2005. The impact on the Company's financial position or results of operations as a result of the adoption of Statement of Financial Accounting Standards ("SFAS") No. 154 cannot be determined.

NOTE 3 – ACQUISITIONS

On October 1, 2004, the Company acquired certain assets of JoEL, Inc., including inventory, land, buildings, machinery and equipment of two manufacturing facilities located in Lebanon and Elizabethtown, Pennsylvania, and assumed certain liabilities. The acquisition cost was approximately $5.2 million, which consisted of $1.2 million in cash, transaction costs of $113,671, a $3.0 million term loan (see Note 7) and the issuance of 113,097 common shares of The Quigley Corporation in the amount of $895,449, net of registration fees of $81,709.

The fair value of these long-lived assets were as of October 1, 2004, as determined by accredited independent third parties.

The fair value of the common stock issued of $8.64 per share was determined by averaging the closing price for four business days before and after the closing date of October 1, 2004, resulting in a value to the shares issued of $977,158 less registration costs of $81,709.

The fair value of assets acquired and liabilities assumed at October 1, 2004 follow:

	ALLOCATED EXCESS FAIR VALUE	UNALLOCATED EXCESS FAIR VALUE
Inventory	$ 900,000	$ 900,000
Land	386,588	528,000
Buildings and improvements	982,578	1,342,000
Machinery and equipment	2,933,089	4,006,000
Furniture and fittings	58,574	80,000
	5,260,829	6,856,000
Liabilities assumed	(70,000)	(70,000)
Excess of net fair value over purchase price	-	(1,595,171)
	$ 5,190,829	$ 5,190,829

The sum of the assets acquired and liabilities assumed exceeded the cost of the acquired assets (excess fair value over cost). This excess is allocated as a pro rata reduction of the amounts that otherwise would have been assigned to all of the long-lived acquired assets.

The acquisition was executed in order to ensure that the integrity and formulation of the COLD-EEZE® products remained under the control of the Company and the assurance of a continued supply of COLD-EEZE® to the marketplace. This is an FDA approved facility with available capacity for future product development and manufacture.

Pro Forma Results. The following unaudited pro forma information presents the results of operations of the Company as if the JoEl acquisition had occurred at the beginning of the periods shown. The pro forma information, however, is not necessarily indicative of the results of operations assuming the JoEl acquisition had occurred at the beginning of the periods presented, nor is it necessarily indicative of future results.

	YEAR ENDED	
	DECEMBER 31, 2004 (UNAUDITED)	DECEMBER 31, 2003 (UNAUDITED)
As Reported		
Total Revenue	$43,947,995	$41,499,163
Income from continuing operations	452,862	728,923
Income from continuing operations – basic earnings per common share	$ 0.04	$ 0.06
Pro Forma		
Total Revenue	$45,784,627	$44,987,013
(Loss)/income from continuing operations	(88,368)	934,452
(Loss)/income from continuing operations – basic (loss)/earnings per common share	$ (0.01)	$ 0.08

NOTE 4 – VARIABLE INTEREST ENTITY

In December 2003, the Financial Accounting Standards Board (FASB or the "Board") issued FASB Interpretation No. 46 (revised December 2003), ***Consolidation of Variable Interest Entities*** (FIN 46R), to address certain implementation issues. FIN 46R varies significantly from FASB Interpretation No. 46, ***Consolidation of Variable Interest Entities ("VIE")*** (FIN 46), which it supersedes. FIN 46R requires the application of either FIN 46 or FIN 46R by "Public Entities" to all Special Purpose Entities ("SPEs") at the end of the first interim or annual reporting period ending after December 15, 2003. FIN 46R is applicable to all non-SPEs created prior to February 1, 2003 by Public Entities that are not small business issuers at the end of the first interim or annual reporting period ending after March 15, 2004. Effective March 31, 2004, the Company adopted FIN 46R for VIEs formed prior to February 1, 2003. The Company has determined that Scandasystems, a related party, qualifies as a variable interest entity and the Company has consolidated Scandasystems beginning with the quarter ended March 31, 2004. Due to the fact that the Company has no long-term contractual commitments or guarantees, the maximum exposure to loss is insignificant. As a result of consolidating the VIE of which the Company is the primary beneficiary, the Company recognized a minority interest of approximately $54,314 and $54,980 on the Consolidated Balance Sheet in 2005 and 2004 which represents the difference between the assets and the liabilities recorded upon the consolidation of the VIE.

The liabilities recognized as a result of consolidating the VIE do not represent additional claims on the Company's general assets. Rather, they represent claims against the specific assets of the consolidated VIE. Conversely, assets recognized as a result of consolidating this VIE do not represent additional assets that could be used to satisfy claims against the Company's general assets. Reflected on the Company's Consolidated Balance Sheet are $61,844 and $96,051 in 2005 and 2004 of VIE assets, representing all of the assets of the VIE. The VIE assists the Company in acquiring licenses and research and development activities in certain countries.

NOTE 5 – PROPERTY, PLANT AND EQUIPMENT

Consisted of the following as of:

	DECEMBER 31, 2005	DECEMBER 31, 2004
Land	$ 538,791	$ 538,791
Buildings and improvements	2,496,536	2,496,536
Machinery and equipment	4,935,636	4,542,645
Computer software	520,787	459,557
Furniture and fixtures	260,277	253,574
	8,752,027	8,291,103
Less: accumulated depreciation	3,166,234	1,817,415
Property, plant and equipment, net	$ 5,585,793	$ 6,473,688

Depreciation expense for the years ended December 31, 2005, 2004 and 2003 was $1,404,107, $622,348, and $473,593, respectively. During the year ended December 31, 2005, the Company retired equipment with an original cost of approximately $63,382 and accumulated depreciation of approximately $55,288.

NOTE 6 – PATENT RIGHTS AND RELATED ROYALTY COMMITMENTS

The Company has maintained a separate representation and distribution agreement relating to the development of the zinc gluconate glycine product formulation. In return for exclusive distribution rights, the Company must pay the developer a 3% royalty and a 2% consulting fee based on sales collected, less certain deductions, throughout the term of this agreement, which is due to expire in 2007. However, the Company and the developer are in litigation (see Note 9) and as such no potential offset from such litigation for these fees have been recorded. A founder's commission totaling 5%, on sales collected, less certain deductions, has been paid to two of the officers, who are also directors and stockholders of the Company, and whose agreements expired in 2005 (see Note 15).

The expenses for the respective periods relating to such agreements amounted to $1,745,748, $2,052,746 and $1,805,294, for the years ended December 31, 2005, 2004 and 2003, respectively. Amounts accrued for these expenses at December 31, 2005 and 2004 were $2,077,411 and $1,129,654, respectively.

Amounts included in accrued royalties and sales commissions in the balance sheets at December 31, 2005 and 2004, apportioned between related party and other balances, are as follows:

	2005	2004
Related party balances (see Note 15)	-	$ 459,583
Other non-related party balances	$ 3,301,598	1,336,498
Total accrued royalties and sales commissions	$ 3,301,598	$ 1,796,081

NOTE 7 – LONG-TERM DEBT

In connection with the Company's acquisition of certain assets of JoEl, Inc. in October 2004, the Company entered into a term loan in the amount of $3 million payable to PNC Bank, N.A. which is collateralized by mortgages on real property located in each of Lebanon and Elizabethtown, Pennsylvania. The Company can elect interest rate options at either the Prime Rate or LIBOR plus 200 basis points. The loan is payable in eighty-four equal monthly principal payments of $35,714 that commenced on November 1, 2004. In April 2005, the Company prepaid an amount of $1.0 million against the outstanding balance on the long-term loan. The Company is in compliance with all related loan covenants. The entire loan balance is under a six-month LIBOR rate of 6.22%; this rate expires on March 31, 2006.

The schedule of principal payments of long-term debt is as follows:

DECEMBER 31,	
2006	$ 428,571
2007	428,571
2008	428,571
2009	178,573
	1,464,286
Less - current portion	(428,571)
	$ 1,035,715

NOTE 8 – OTHER CURRENT LIABILITIES

Included in other current liabilities are $923,411 and $717,038 related to accrued compensation at December 31, 2005 and 2004, respectively.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Certain operating leases for office and warehouse space maintained by the Company resulted in rent expense for the years ended December 31, 2005, 2004 and 2003, of $227,701, $335,226, and $255,078, respectively. The Company has approximate future obligations over the next five years as follows:

YEAR	RESEARCH AND DEVELOPMENT	PROPERTY AND OTHER LEASES	ADVERTISING	OTHER	TOTAL
2006	$3,230,000	$180,000	$1,000,000	$62,000	$4,472,000
2007	–	91,000	–	–	91,000
2008	–	–	–	–	–
2009	–	–	–	–	–
2010	–	–	–	–	–
Total	$3,230,000	$271,000	$1,000,000	$62,000	$4,563,000

Additional advertising and research and development costs are expected to be incurred during the remainder of 2006.

The Company has an agreement with the former owners of the Utah based direct marketing and selling company, whereby they receive payments, currently totaling 5% of net sales collected, for product exclusivity, consulting, marketing presentations, confidentiality and non-compete arrangements. Amounts paid or payable under such agreement during the twelve months periods ended December 31, 2005, 2004 and 2003 were $838,607, $800,881 and $880,091, respectively. Amounts payable under such agreement at December 31, 2005 and December 31, 2004 were $58,597 and $60,876, respectively.

The Company has several licensing and other contractual agreements (see Note 6).

TESAURO AND ELEY VS. THE QUIGLEY CORPORATION

In September, 2000, the Company was sued by two individuals (Jason Tesauro and Elizabeth Eley, both residents of Georgia), on behalf of a "nationwide class" of "similarly situated individuals," in the Court of Common Pleas of Philadelphia County, Pennsylvania. The Complaint alleges that the Plaintiffs purchased certain COLD-EEZE® products between August 1996, and November 1999, based upon cable television, radio and internet advertisements which allegedly misrepresented the qualities and benefits of the Company's products. The Complaint requests an unspecified amount of damages for violations of Pennsylvania's consumer protection law, breach of warranty and unjust enrichment, as well as a judicial determination that the action be maintained as a class action.

In October 2000, the Company filed Preliminary Objections to the Complaint seeking dismissal of the action. The Court sustained certain objections thereby narrowing Plaintiffs' Complaint. In May 2001, Plaintiffs filed a Motion to Certify the Alleged Class. The Company opposed the Motion. In November 2001, the Court held a hearing on Plaintiffs' Motion for Class Certification. In January 2002, the Court denied in part and granted in part the Plaintiffs' Motion. The Court denied Plaintiffs' Motion to Certify a Class based on Plaintiffs' claim under the Pennsylvania Consumer Protection Law; however, the Court certified the class based on Plaintiffs' breach of warranty and unjust enrichment claims.

Discovery has been completed and trial that was originally scheduled for May 2004 has been continued pending determination of certain dispositive pre-trial motions filed by the Company which have been argued and briefed and have been pending before the Court for determination since March 2005. The Company is vigorously defending this lawsuit and believes that the action lacks merit.

PAIGE D. DAVISON VS. THE QUIGLEY CORPORATION

On February 26, 2004, the plaintiff filed an action against The Quigley Corporation (the "Company"), which was not served until April 5, 2004. The action alleges that the plaintiff suffered certain losses and injuries as a result of using the Company's nasal spray product. Among the allegations of the plaintiff are that the nasal spray was defective and unreasonably dangerous, lacked proper and adequate warnings and/or instructions, and was not fit for the purposes and uses intended.

The Company has investigated the claims and believes they are without merit. The Company believes plaintiff's claims are without merit and is vigorously defending those claims. Based upon the information the Company has at this time, it believes the action will not have a material impact to the Company. However, at this time no prediction as to the outcome can be made. Defense counsel takes the position that the science proposed in the litigation appears to be more advanced than the science which exists in peer reviewed medical journals. Whether the court will admit the testimony relating to the science behind plaintiff's claims, is not a matter which we can predict at this time.

POLSKI VS. THE QUIGLEY CORPORATION

On August 12, 2004, plaintiff filed an action against The Quigley Corporation in the District Court for Hennepin County, Minnesota, which was not served until September 2, 2004. On September 17, 2004, the Company removed the case to the United States District Court for the District of Minnesota. The action alleges that plaintiff suffered certain losses and injuries as a result of the Company's nasal spray product. Among the allegations of plaintiff are negligence, products liability, alleged breach of express and implied warranties, and an alleged breach of the Minnesota Consumer Fraud Statute. Discovery should be completed in this matter within 120 days and trial is scheduled for October 2006.

The Company has investigated the claims and believes that they are without merit. The Company believes plaintiff's claims are without merit and is vigorously defending those claims. Based upon the information the Company has at this time, it believes the action will not have a material impact to the Company. However, at this time no prediction as to the outcome can be made. Defense counsel takes the position that the science proposed in the litigation appears to be more advanced than the science which exists in peer reviewed medical journals. Whether the court will admit the testimony relating to the science behind plaintiff's claims, is not a matter which we can predict at this time.

ANGELFIRE, ARVIN, BELL, BROWN, EDWARDS, HOHNSTEIN, HOFFMAN, LAURENT, MARTIN, RICHARDSON, RIGSBY, SEONE, SMALLEY, VAN BENTHEM AND WILLIAMS VS. THE QUIGLEY CORPORATION

On November 4, 2004, seven (7) plaintiffs filed an action in the Court of Common Pleas of Bucks County, Pennsylvania, against the Company. The complaint was amended on March 11, 2005 to add an additional eight (8) plaintiffs in the action. The action alleges that plaintiffs suffered certain losses and injuries as a result of using the Company's nasal spray product. Among the allegations of plaintiffs are claims that the Company is liable to them based on alleged negligence, alleged strict products liability (failure to warn and defective design), alleged breach of express warranty, alleged breach of implied warrant, and an alleged violation of the Pennsylvania Unfair Trade Practices and Consumer Protection Law and other consumer protection statutes.

At the present time, the matter is being defended by the Company's insurance carrier. An answer stating affirmative defenses has been filed. Pre-trial discovery is being scheduled.

The Company believes plaintiffs' claims are without merit and is vigorously defending those claims. Based upon the information the Company has at this time, it believes the action will not have a material impact to the Company. However, at this time no prediction as to the outcome can be made. Defense counsel takes the position that the science proposed in the litigation appears to be more advanced than the science which exists in peer reviewed medical journals. Whether the court will admit the testimony relating to the science behind plaintiffs' claims, is not a matter which we can predict at this time.

THE QUIGLEY CORPORATION VS. JOHN C. GODFREY, ET AL

This action was commenced in November 2004 in the Court of Common Pleas of Bucks County, Pennsylvania. In that action, the Company is seeking declaratory and injunctive relief against John C. Godfrey, Nancy Jane Godfrey, and Godfrey Science and Design, Inc. requesting injunctive relief regarding the COLD-EEZE® trade name and trademark; injunctive relief relating to the COLD-EEZE® formulations and manufacturing methods; injunctive relief for breach of the duty of loyalty; and declaratory judgment pending the Company's payment of commissions to defendants. The Company's Complaint is based in part upon the Exclusive Representation and Distribution Agreement and the Consulting Agreement (together the "Agreements") entered into between the defendants and the Company. The Company terminated the Agreements for the defendants' alleged material breaches of the Agreements. Defendants have answered the complaint and asserted counterclaims against the Company seeking remedies relative to the Agreements. The Company has moved to dismiss portions of defendant's counterclaims on the grounds that they are meritless.

At the present time, discovery is being conducted by the Company on its claims and on the counterclaims brought by John C. Godfrey, et al.

The Company believes Defendant's claims are without merit, and it is vigorously defending the counterclaims prosecuting its action on its complaint. Based upon the information the Company has at this time, it believes the action will not have a material impact to the Company. However, at this time no prediction as to the outcome can be made.

AXIS SPECIALTY INSURANCE CO. VS. THE QUIGLEY CORPORATION

This action, filed in January 2005, stems from a dispute between the Company and one of its excess liability insurance carriers, who seeks a judicial declaration of its insurance coverage obligations concerning certain product liability claims related to the Company's nasal spray product. The carrier's action follows a complaint by the Company filed in December 2004 with the Pennsylvania Insurance Commission, which ultimately sided with the Company in determining that the carrier failed to observe proper notification procedures when it first sought to limit, or alternatively to insure at a substantially higher premium, its coverage obligations.

The Company denied the material allegations of the carrier's complaint, and asserted its own counterclaim also seeking declaratory relief to establish the extent of its excess liability coverage. Thereafter, the parties engaged in discovery to establish a record upon which the court could decide the matter based on summary judgment motions on the carrier's claims and the Company's counterclaims. Both parties sought summary judgment in motions submitted to the court in the fall of 2005. On February 16, 2006, the court handed down its ruling, in which the court granted in part and denied in part both the carrier's motion and the Company's motion. The effect of the court's ruling is that the plaintiff insurer's responsibility for excess coverage is limited to claims for damages for bodily injury or property damage that occurred on or after April 6, 2004, but leaves uncertain coverage for claims filed after April 6, 2004 by persons who contacted the Company before then. Although the Company is evaluating grounds for appeal, and cannot rule out an appeal by the carrier, the court's ruling both clarifies the Company's potential exposure as well as establishes a basis for the Company to seek redress against parties liable for any lack of adequate excess insurance coverage for this exposure.

Based upon the information the Company has at this time relative to the defense of claims occurring before April 6, 2004, the Company believes that the claims are without merit and is fully defending those claims through insurance counsel. However, at this time no prediction as to the outcome can be made of these claims and whether insurance coverage from the period prior to April 6, 2004 is adequate for coverage of all claims.

CYNTHIA AARON VS. THE QUIGLEY CORPORATION, ET AL

On March 15, 2005, a complaint was filed in the Superior Court for San Diego County, California. This complaint was served on the Company on April 21, 2005. The plaintiff's complaint consists of causes of action sounding in negligence, negligent products liability, breach of warranty of merchantability, breach of express warranty, strict products liability and failure to warn. The action alleges that the plaintiff suffered certain losses and injuries as a result of using the Company's nasal spray product. Discovery in this case will be completed within 120 days and trial is scheduled for September 18, 2006.

The Company believes plaintiff's claims are without merit and is vigorously defending those claims. Based upon the information the Company has at this time, it believes the action will not have a material impact on the Company. However, at this time no prediction as to the outcome can be made. Insurance defense counsel has informed the Company that counsel is unable to evaluate the likelihood of an unfavorable outcome at this time. Defense counsel takes the position that the science proposed in the litigation appears to be more advanced than the science which exists in peer reviewed medical journals. Whether the court will admit the testimony relating to the science behind plaintiff's claims, is not a matter which we can predict at this time.

DOLORES SMITH VS. THE QUIGLEY CORPORATION

On May 25, 2005, a complaint was filed in the Court of Common Pleas of Bucks County, Pennsylvania. The complaint was served on the Company on or about June 14, 2005. The plaintiff's complaint consists of counts of negligence, strict product liability, breach of express warranty, breach of implied warranty, and violation of the Pennsylvania Unfair Trade Practices and Consumer Protection Law and other Consumer Protection Statutes relating to the use of the Company's COLD-EEZE® Nasal Spray Product.

The Company believes plaintiff's claims are without merit and is vigorously defending those claims. Based upon the information the Company has at this time, it believes the action will not have a material impact on the Company. However, at this time no prediction as to the outcome can be made. Defense counsel takes the position that the science proposed in the litigation appears to be more advanced than the science which exists in peer reviewed medical journals. Whether the court will admit the testimony relating to the science behind plaintiff's claims, is not a matter which we can predict at this time.

RICHARD FLYNN VS. THE QUIGLEY CORPORATION, ET AL

On May 20, 2005, a complaint was filed in the Superior Court of Orange County, California. This complaint was served on the Company on June 2, 2005. The action alleges that the plaintiff suffered certain losses and injuries as a result of using the Company's nasal spray product. The complaint consists of causes of action sounding in negligence, products liability, and punitive damages.

The Company believes plaintiff's claims are without merit and is vigorously defending those claims. In particular, much of the complaint references acts of the Company during a period of time when it did not offer for sale the COLD-EEZE® Nasal Spray Product which is the basis of the plaintiff's claim. Based upon the information the Company has at this time, it believes the action will not have a material impact on the Company. However, at this time no prediction as to the outcome can be made. Defense counsel takes the position that the science proposed in the litigation appears to be more advanced than the science which exists in peer reviewed medical journals. Whether the court will admit the testimony relating to the science behind plaintiff's claims, is not a matter which we can predict at this time.

KEITH J. KOCHIE VS. THE QUIGLEY CORPORATION, ET AL

On August 2, 2005, a complaint was filed in the United States District Court for the Eastern District of New York. The complaint was served on the Company on or about September 1, 2005. The plaintiff's complaint consists of counts for negligence, strict product liability, breach of express warranty, breach of implied warranties, fraudulent misrepresentation, fraudulent concealment, negligent misrepresentation, and fraud and deceit relating to the use of the Company's COLD-EEZE® Nasal Spray Product.

The Company believes plaintiff's claims are without merit and is vigorously defending those actions. Based upon the information the Company has at this time, it believes the action will not have a material impact on the Company. However, at this time no prediction as to the outcome can be made. Defense counsel takes the position that the science proposed in the litigation appears to be more advanced than the science which exists in peer reviewed medical journals. Whether the court will admit the testimony relating to the science behind plaintiff's claims, is not a matter which we can predict at this time.

DOMINIC DOMINIJANNI, SONJA FORSBERG-WILLIAMS, VINT PAYNE, MURRAY LOU ROGERS, AND RANDY STOVER VS. THE QUIGLEY CORPORATION

On January 6, 2006, five (5) plaintiffs filed an action in the Court of Common Pleas of Bucks County, Pennsylvania, against the Company. The action alleges that the plaintiff suffered certain losses and injuries as a result of using the Company's nasal spray product. The complaint was served on the Company on January 31, 2006. Plaintiffs' complaint consists of counts for negligence, strict products liability (failure to warn), strict products liability (defective design), breach of express and implied warranties, and a claim of violations under the Pennsylvania Unfair Trade Practices and Consumer Protection Law and other consumer protection statutes.

The Company believes plaintiffs' claims are without merit and is vigorously defending those actions. Based upon the information the Company has at this time, it believes the action will not have a material impact on the Company. However, at this time no prediction as to the outcome can be made. Defense counsel takes the position that the science proposed in the litigation appears to be more advanced than the science which exists in peer reviewed medical journals.

Whether the court will admit the testimony relating to the science behind plaintiffs' claims, is not a matter which we can predict at this time.

GREG SCRAGG VS. THE QUIGLEY CORPORATION, ET AL

On November 30, 2005, an action was brought in the Colorado District Court in Denver, Colorado. The complaint was served on the Company soon thereafter. The action alleges that the plaintiff suffered certain losses and injuries as a result of using the Company's nasal spray product. The complaint consists of counts for fraud and deceit (fraudulent concealment), negligent misrepresentation, strict liability (failure to warn), and strict product liability (design defect). On January 13, 2006, the case was removed to Federal District Court.

The Company believes plaintiff's claims are without merit and is vigorously defending those claims. Based upon the information the Company has at this time, it believes the action will not have a material impact on the Company. However, at this time no prediction as to the outcome can be made. Defense counsel takes the position that the science proposed in the litigation appears to be more advanced than the science which exists in peer reviewed medical journals. Whether the court will admit the testimony relating to the science behind plaintiff's claims, is not a matter which we can predict at this time.

GARRY KOMINAKIS VS. THE QUIGLEY CORPORATION, ET AL

On December 13, 2005, an action was brought in the Superior Court of the State of California (Western Division - Los Angeles). The action alleges that the plaintiff suffered certain losses and injuries as a result of using the Company's nasal spray product. The complaint was served on the Company on December 27, 2005. The case was removed to Federal District Court on January 25, 2006. The complaint consists of counts for strict liability (products liability), negligence, and breach of implied and express warranties.

The Company believes plaintiff's claims are without merit and is vigorously defending those claims. Based upon the information the Company has at this time, it believes the action will not have a material impact on the Company. However, at this time no prediction as to the outcome can be made. Defense counsel takes the position that the science proposed in the litigation appears to be more advanced than the science which exists in peer reviewed medical journals. Whether the court will admit the testimony relating to the science behind plaintiff's claims, is not a matter which we can predict at this time.

DARIUS INTERNATIONAL INC., AND INNERLIGHT INC., F/K/A DARIUS MARKETING INC. VS. ROBERT O. YOUNG AND SHELLEY R. YOUNG (FEDERAL DISTRICT COURT - EASTERN DISTRICT, PA)

In this action, the Company seeks injunctive relief and monetary damages against two individuals for violation of a non-competition agreement between a wholly-owned subsidiary of the Company, Innerlight Inc., and the defendants, each of whom are also under agreement to serve as consulting to the Company.

In late November 2005, the Company learned that the defendants had launched a line of nutritional supplement products that competed with Innerlight products. Defendants promoted their line of products by a website, among other means. The Company moved for a temporary restraining order against the defendants, which the court denied; however, the court ordered expedited discovery and scheduled a preliminary injunction hearing. Before the hearing, the Company amended its complaint to add counts against defendants for unfair competition, trademark infringement and other causes, which the court allowed. In response, defendants initially moved to dismiss the case. While not ruling on defendants' motion formally, the court stated that it was inclined to deny the motion. Defendants answered the complaint and asserted nine counterclaims, including: breach of contract; breach of covenant of good faith and fair dealing; unjust enrichment; conversion; common law trademark infringement; common law violation of the right to publicity; violation of abuse of personal identity act; injunctive relief; and declaratory relief.

After the preliminary injunction hearing, the parties briefed the court on the significance of the hearing evidence in relation to the parties' respective claims. On February 17, 2006, the court held oral argument on the motion for preliminary injunction. A ruling is expected by mid-March 2006.

The Company believes that the defendants' counterclaims are without merit and is vigorously defending those counterclaims and is prosecuting its action on its complaint. Based upon the information the Company has at this time, it believes the counterclaim actions are without merit. However, at this time no prediction as to the outcome can be made.

ROBERT O. AND SHELLEY YOUNG VS. DARIUS INTERNATIONAL INC. AND INNERLIGHT INC., (UTAH THIRD PARTY COMPLAINTS)

On September 14, 2005, a third-party complaint was filed by Shelley R. Young in Fourth District Court in Provo, Utah against Innerlight Inc. and its parent company, Darius. Robert O. Young has filed a motion to intervene to join as a third-party plaintiff with Shelley R. Young. On November 3, 2005, Shelley and Robert Young filed a parallel suit also in Fourth District Court in Provo, Utah. The allegations in both complaints include, but are not limited to, an alleged breach of contract by Innerlight Inc. for alleged failures to make certain payments under an asset purchase agreement entered into by all parties. Additional allegations stem from this alleged breach of contract including unjust enrichment, trademark infringement and alleged violation of rights of publicity. The plaintiffs are seeking both monetary and injunctive relief. Innerlight Inc. has objected to the complaint in the third-party action based on procedural deficiencies and other grounds. In the second action the Court has granted Innerlight Inc. and Darius permission to defer answering until the court can determine whether or not Provo, Utah, is the proper venue to hear these allegations.

In connection with the Utah actions the Company has sued the Youngs in Equity in the Court of Common Pleas of Philadelphia County, PA, and in United States District Court for the Eastern District of Pennsylvania. The Company has alleged breach of contract, including but not limited to breach of non-competition provisions in a consulting agreement between the parties and is seeking unspecified damages and injunctive relief. The Company believes the plaintiff's allegations against Innerlight Inc. and Darius in Provo, Utah are without merit and it is vigorously defending against these claims. Innerlight Inc. and Darius have filed motions to stay both actions filed in Utah pending resolution of the litigation in PA. Further, the Company is actively prosecuting its state and federal actions in PA. However, at this time no prediction as to the outcome can be made.

BRIGITTE YVON & KLAUS YVON VS. THE QUIGLEY CORPORATION, ET AL

On October 12, 2005, the Plaintiffs instituted an action against Caribbean Pacific Natural Products, Inc. and other defendants for personal injuries as a result of being hit by a chair on the pool deck of Waikoloa Beach Marriott Hotel d/b/a Outrigger Enterprises, Inc. in Honolulu, Hawaii. On December 9, 2005, the Company was added as an additional defendant without notice to this case. The main defendant in the case is Caribbean Pacific Natural Products, Inc. in which the Company formerly held stock. On January 22, 2003, all Caribbean Pacific Natural Products, Inc. shares owned by the Company were sold to Suncoast Naturals, Inc. in return for stock of Suncoast Naturals, Inc. At the time of the accident, the Company had no ownership interest in Caribbean Pacific Natural Products, Inc.

The Company believes that the plaintiffs' claims are without merit and is vigorously defending this action. At the present time this matter is being defended by the Company's liability insurance carrier and a motion to dismiss is pending before the Federal District Court in Honolulu, Hawaii.

NICODROPS, INC. VS. QUIGLEY MANUFACTURING INC.

On January 30, 2006, QMI was put on notice of a claim by Nicodrops, Inc. Nicodrops, Inc. has claimed that the packaging contained incorrect expiration dates and caused it to lose sales through two (2) retailers. The total alleged sales of Nicodrops was approximately $250,000 and Nicodrops is claiming unspecified damages exceeding $2,000,000.

No suit has been filed. The Company is investigating this claim. Based on its investigation to date, the Company believes the claim is without merit. However, at this time no prediction can be made as to the outcome of this case.

TERMINATED LEGAL PROCEEDINGS

LITIGATION - FORMER EMPLOYEES

On April 12, 2002, the Company commenced a complaint in Equity in the Court of Common Pleas of Bucks County, Pennsylvania, against the former President of Darius International Inc., its wholly-owned subsidiary, following termination of such President. The allegations in the complaint included, but were not limited to, an alleged breach of fiduciary duty owed to the Company. The Company sought both injunctive and monetary relief. On or about May 1, 2002, the defendant filed a counterclaim requesting that the Court declare him the lawful owner of 55,000 stock options, unspecified damages relating to an alleged breach of an oral contract and for commissions allegedly owed. In addition, the defendant requested the return of certain intellectual property used to commence and continue Darius' operations. On April 15, 2005, a Settlement Agreement and Mutual Release was executed between the Company, its subsidiaries and the defendants, Ronald Howell, Deborah Howell, Pro Pool, LLC, One Source, LLC, Pro Marketing LLC, and Eric Kaytes. All of defendants' counterclaims were withdrawn and dismissed with prejudice. In addition to the monetary consideration, Howell surrendered to the Company for cancellation 40,993 shares of the Company's common stock and agreed to forego any claim for any additional stock, warrants, stock options or other securities of or interest in the Company, Darius, Darius Marketing Inc., and Innerlight Inc. that were or could have been made in the lawsuits. Defendant Kaytes surrendered options/warrants in the Company.

NOTE 10 – TRANSACTIONS AFFECTING STOCKHOLDERS' EQUITY

On September 8, 1998, the Company's Board of Directors declared a dividend distribution of Common Stock Purchase Rights (the "Rights"), thereby creating a Stockholder Rights Plan (the "Plan"). The dividend was payable to the stockholders of record on September 25, 1998. Each Right entitles the stockholder of record to purchase from the Company that number of Common Shares having a combined market value equal to two times the Rights exercise price of $45. The Rights are not exercisable until the distribution date, which will be the earlier of a public announcement that a person or group of affiliated or associated persons has acquired 15% or more of the outstanding common shares, or the announcement of an intention to make a tender or exchange offer resulting in the ownership of 15% or more of the outstanding common shares by a similarly constituted party. The dividend has the effect of giving the stockholder a 50% discount on the share's current market value for exercising such right. In the event of a cashless exercise of the Right, and the acquirer has acquired less than a 50% beneficial ownership of the Company, a stockholder may exchange one Right for one common share of the Company. The Final Expiration of the Plan is September 25, 2008.

Since the inception of the stock buy-back program in January 1998, the Board has subsequently increased the authorization on five occasions, for a total authorized buy-back of 5,000,000 shares or approximately 38% of the previous shares outstanding. Such shares are reflected as treasury stock and will be available for general corporate purposes. From the initiation of the plan until December 31, 2005, 4,159,191 shares have been repurchased at a cost of $24,042,801 or an average cost of $5.78 per share. No shares were repurchased during 2005, 2004 or 2003.

As a result of the litigation relating to the case against Nutritional Foods Corporation, in March of 1998, a subsequent order of the Court of Common Pleas of Bucks County modified the decree of January 23, 1997 to provide for a return to treasury of 604,928 shares to the Company. As payment for legal services, 118,066 of these shares were reissued with a market value of approximately $1,145,358. This value, the cost of reacquiring these shares, then became the value of the net treasury stock ($2.35 per share) represented by 486,862 shares returned to treasury.

On April 9, 2002, The Quigley Corporation entered into an agreement with Forrester Financial LLC, ("Forrester") providing for Forrester to act as a financial consultant to the Company. The consulting agreement commenced as of March 7, 2002 for a term of twelve months, but may be terminated by the Company in its sole discretion at any time. As compensation for services to be provided by Forrester to the Company, the Company granted to Forrester, or its designees, warrants to purchase up to a total of 1,000,000 shares of the Company's common stock. The Company's financial statements reflected a $1,125,000 non-cash charge in 2002 resulting from the granting and exercising of these warrants. The warrants have three exercise prices, 500,000 warrants exercisable at $6.50 per share, which were exercised in May 2002 resulting in cash to the Company in the amount of $3,250,000, 250,000 warrants exercisable at $8.50 per share, and 250,000 warrants exercisable at $11.50 per share. The warrants were initially exercisable until the earlier to occur of (i) March 6, 2003 or (ii) the termination of the Consulting Agreement.

On December 7, 2002, Forrester commenced an action by a Writ of Summons filed in the Court of Common Pleas of Bucks County, PA against The Quigley Corporation. No Complaint was filed detailing the claim of Forrester against The Quigley Corporation. This action was terminated with prejudice by Forrester as part of its Amended and Restated Warrant Agreement (the "Amended Agreement") with The Quigley Corporation on February 2, 2003 whereby certain warrants that were scheduled to expire on March 7, 2003 were extended to March 7, 2004 (warrants to purchase 250,000 shares at $8.50; warrants to purchase 250,000 shares at $11.50) are no longer cancelable by the Company. As an additional part of this agreement, Forrester was granted warrants to purchase 250,000 shares at any time until March 7, 2004 at the price of $9.50 a share. As a result of this Amended Agreement the Company recorded a further non-cash charge of $975,000 in the fourth quarter of 2002, amounting to a total expense of $2,100,000, classified as administrative expense in the Consolidated Statement of Operations, relating to this warrant agreement in 2002.

In July 2004, the Company announced that its Board of Directors had approved a distribution-in-kind to its stockholders of approximately 500,000 shares of common stock of Suncoast Naturals, Inc. (OTCBB: SNTL), which it acquired through a sale of the Company's 60% equity interest in Caribbean Pacific Natural Products, Inc. These shares were distributed on the basis of approximately .0434 shares of Suncoast common stock for each share of the Company's common stock owned of record on September 1, 2004, with fractional shares paid in cash. As a result of the Company's dividend-in-kind to stockholders and the issuance of 499,282 shares of common stock of Suncoast in September 2004, representing approximately two-thirds of its common stock ownership, the remaining 250,718 shares, owned by the Company are valued at $26,455 and such amount is included in Other Assets in the Consolidated Balance Sheet at December 31, 2004. This transaction was completed in September 2004 resulting in a dividend-in-kind distribution of $260,000 which represents the fair value of the asset transferred and is reflected as a reduction of retained earnings and a related gain on the dividend of stock of $198,786 which is reflected on the Statement of Operations. On October 1, 2004, the Company issued 113,097 shares of its common stock to the stockholders of JoEL, Inc., in order to satisfy the common stock component of acquiring certain assets and assuming certain liabilities of JoEl, Inc. (see Note 3).

NOTE 11 – STOCK COMPENSATION

Stock options for purchase of the Company's common stock have been granted to both employees and non-employees. Options are exercisable during a period determined by the Company, but in no event later than ten years from the date granted.

On December 2, 1997, the Company's Board of Directors approved a new Stock Option Plan ("Plan") which was amended in 2005 and provides for the granting of up to 4,500,000 shares of which 1,184,000 remain available for grant at December 31, 2005. Under this Plan, the Company may grant options to employees, officers or directors of the Company at variable percentages of the market value of stock at the date of grant. No incentive stock option shall be exercisable more than ten years after the date of grant or five years where the individual owns more than ten percent of the total combined voting power of all classes of stock of the Company. Stockholders approved the Plan in 1998. A total of 520,000, 500,000 and 424,000 options were granted under this Plan during the years ended December 31, 2005, 2004 and 2003, respectively.

A summary of the status of the Company's stock options and warrants granted to both employees and non-employees as of December 31, 2005, 2004 and 2003 and changes during the years then ended is presented below:

	EMPLOYEES		NON-EMPLOYEES		TOTAL	
	SHARES (,000)	WEIGHTED AVERAGE EXERCISE PRICE	SHARES (,000)	WEIGHTED AVERAGE EXERCISE PRICE	SHARES (,000)	WEIGHTED AVERAGE EXERCISE PRICE
Year Ended December 31, 2005:						
Options/warrants outstanding at beginning of period	3,880	$5.35	445	$8.64	4,325	$5.68
Additions/deductions:						
Granted	440	13.80	80	13.80	520	13.80
Exercised	112	4.87	–	–	112	4.87
Cancelled	109	4.80	–	–	109	4.80
Options/warrants outstanding at end of period	4,099	$6.28	525	$9.42	4,624	$6.64
Options/warrants exercisable at end of period	4,099		525		4,624	
Weighted average fair value of grants		$7.47		$7.47		$7.47
Price range of options/warrants:						
Exercised	$0.81 - $ 9.50		-		$0.81 - $ 9.50	
Outstanding	$0.81 - $13.80		$0.81 - $13.80		$0.81 - $13.80	
Exercisable	$0.81 - $13.80		$0.81 - $13.80		$0.81 - $13.80	
Year Ended December 31, 2004:						
Options/warrants outstanding at beginning of period	3,486	$4.82	1,115	$9.38	4,601	$5.92
Additions/deductions:						
Granted	420	9.50	80	9.50	500	9.50
Exercised	26	1.98	–	–	26	1.98
Cancelled	–	–	750	9.83	750	9.83
Options/warrants outstanding at end of period	3,880	$5.35	445	$8.64	4,325	$5.68
Options/warrants exercisable at end of period	3,880		445		4,325	
Weighted average fair value of grants		$4.46		$4.46		$4.46
Price range of options/warrants:						
Exercised	$0.81 - $ 5.19		–		$0.81 - $ 5.19	
Outstanding	$0.81 - $10.00		$0.81 - $10.00		$0.81 - $10.00	
Exercisable	$0.81 - $10.00		$0.81 - $10.00		$0.81 - $10.00	

	EMPLOYEES		NON-EMPLOYEES		TOTAL	
	SHARES (,000)	WEIGHTED AVERAGE EXERCISE PRICE	SHARES (,000)	WEIGHTED AVERAGE EXERCISE PRICE	SHARES (,000)	WEIGHTED AVERAGE EXERCISE PRICE
Year Ended December 31, 2003:						
Options/warrants outstanding at beginning of period	3,363	$4.45	900	$8.86	4,263	$5.38
Additions/deductions:						
Granted	394	8.11	280	9.35	674	8.63
Exercised	16	0.83	35	1.00	51	0.95
Cancelled	255	5.35	30	3.25	285	5.13
Options/warrants outstanding at end of period	3,486	$4.82	1,115	$9.38	4,601	$5.92
Options/warrants exercisable at end of period	3,486		1,115		4,601	
Weighted average fair value of grants		$4.78		$1.63		$3.47
Price range of options/warrants:						
Exercised	$0.81 - $ 1.26		$0.81 - $ 1.26		$0.81 - $ 1.26	
Outstanding	$0.81 - $10.00		$0.81 - $11.50		$0.81 - $11.50	
Exercisable	$0.81 - $10.00		$0.81 - $11.50		$0.81 - $11.50	

The following table summarizes information about stock options outstanding and stock options exercisable, as granted to both employees and non-employees, at December 31, 2005:

	EMPLOYEES			NON-EMPLOYEES		
RANGE OF EXERCISE PRICES	NUMBER OUTSTANDING	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER OUTSTANDING	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED AVERAGE EXERCISE PRICE
$0.81 - $ 2.50	1,509,250	2.2	$1.61	35,000	5.4	$ 1.00
$5.13 - $13.80	2,589,500	6.0	$8.99	490,000	4.8	$10.02
	4,098,750			525,000		

Options and warrants outstanding as of December 31, 2005, 2004 and 2003 expire from June 30, 2006 through December 11, 2015, depending upon the date of grant.

NOTE 12 – DEFINED CONTRIBUTION PLANS

During 1999, the Company implemented a 401(k) defined contribution plan for its employees. The Company's contribution to the plan is based on the amount of the employee plan contributions and compensation. The Company's contribution to the plan in 2005, 2004 and 2003 was approximately $414,000, $283,000, and $201,000, respectively. The plan was amended in October 2004 to accommodate the participation of employees of Quigley Manufacturing Inc.

NOTE 13 – INCOME TAXES

The provision (benefit) for income taxes, consists of the following:

	YEAR ENDED DECEMBER 31, 2005	YEAR ENDED DECEMBER 31, 2004	YEAR ENDED DECEMBER 31, 2003
Current:			
Federal	$ 65,000	–	–
State	–	–	–
	65,000	–	–
Deferred:			
Federal	$ 815,738	$ 436,353	$ (660,321)
State	192,107	129,453	(71,457)
	1,007,845	565,806	(731,778)
Valuation allowance	(1,007,845)	(565,806)	731,778
Total	$ 65,000	–	–

A reconciliation of the statutory federal income tax expense (benefit) to the effective tax is as follows:

	YEAR ENDED DECEMBER 31, 2005	YEAR ENDED DECEMBER 31, 2004	YEAR ENDED DECEMBER 31, 2003
Statutory rate – Federal	$1,115,773	$ 153,973	$ 247,834
State taxes net of federal benefit	126,791	85,439	(47,162)
Permanent differences and other	(169,719)	326,394	(932,450)
	1,072,845	565,806	(731,778)
Less valuation allowance	(1,007,845)	(565,806)	731,778
Total	$ 65,000	–	–

The tax effects of the primary "temporary differences" between values recorded for assets and liabilities for financial reporting purposes and values utilized for measurement in accordance with tax laws giving rise to the Company's deferred tax assets are as follows:

	YEAR ENDED DECEMBER 31, 2005	YEAR ENDED DECEMBER 31, 2004	YEAR ENDED DECEMBER 31, 2003
Net operating loss carry-forward	$ 4,034,746	$ 4,758,315	$ 5,313,829
Consulting – royalty costs	317,850	–	–
Bad debt expense	138,439	121,588	331,849
Other	297,331	666,857	381,802
Valuation allowance	(4,788,366)	(5,546,760)	(6,027,480)
Total	–	–	–

Certain exercises of options and warrants, and restricted stock issued for services that became unrestricted resulted in reductions to taxes currently payable and a corresponding increase to additional-paid-in-capital for prior years. In addition, certain tax benefits for option and warrant exercises totaling $4,097,128 are deferred and will be credited to additional-paid-in-capital when the NOLs attributable to these exercises are utilized. As a result, these NOLs will not be available to offset income tax expense. The net operating loss carry-forwards that currently approximate $9.9 million for federal purposes, of which $3.5 million will expire in 2019, $4.0 million in 2020 and $2.4 million in 2022. Additionally, there are net operating loss carry-forwards of $14.9 million for state purposes, of which $9.7 million will expire in 2009, $2.1 million in 2010, $2.8 million in 2012 and $0.3 million in 2013. Until sufficient taxable income to offset the temporary timing differences attributable to operations, the tax deductions attributable to option, warrant and stock activities and alternative minimum tax credits of $65,000 are assured, a valuation allowance equaling the total deferred tax asset is being provided.

NOTE 14 – EARNINGS PER SHARE

Basic earnings per share ("EPS") excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that shared in the earnings of the entity. Diluted EPS also utilizes the treasury stock method which prescribes a theoretical buy back of shares from the theoretical proceeds of all options and warrants outstanding during the period. Since there is a large number of options and warrants outstanding, fluctuations in the actual market price can have a variety of results for each period presented.

A reconciliation of the applicable numerators and denominators of the income statement periods presented is as follows (millions, except earnings per share amounts):

	YEAR ENDED DECEMBER 31, 2005			YEAR ENDED DECEMBER 31, 2004			YEAR ENDED DECEMBER 31, 2003		
	INCOME	SHARES	EPS	INCOME	SHARES	EPS	INCOME	SHARES	EPS
Basic EPS	$3.2	11.7	$0.28	$0.5	11.5	$0.04	$0.7	11.5	$0.06
Dilutives:									
Options and Warrants	–	1.6		–	2.9		–	3.4	
Diluted EPS	$3.2	13.3	$0.24	$0.5	14.4	$0.03	$0.7	14.9	$0.05

Options and warrants outstanding at December 31, 2005, 2004 and 2003 were 4,623,750, 4,324,500 and 4,601,000, respectively. Stock options and warrants with exercise prices above average market price in the amount of 520,000, 1,481,500 and 2,155,500 shares for the years ended December 31, 2005, 2004 and 2003, respectively, were not included in the computation of diluted earnings per share as they are anti-dilutive.

Note 15 – Related Party Transactions

An agreement between the Company and the founders Mr. Guy J. Quigley and Mr. Charles A. Phillips, both officers and stockholders of the Company, was entered into on June 1, 1995. The founders, in consideration of the acquisition of the COLD-EEZE® cold therapy product, shared a total commission of five percent (5%), on sales collected, less certain deductions until this agreement expired on May 31, 2005. For the years ended December 31, 2005, 2004 and 2003, amounts of $366,788, $1,043,346 and $889,340, respectively, were paid or payable under such founder's commission agreements. Amounts payable under such agreements at December 31, 2005 and 2004 were zero and $459,583, respectively.

The Company is in the process of acquiring licenses in certain countries through related party entities whose stockholders include Mr. Gary Quigley, a relative of the Company's Chief Executive Officer. Fees amounting to $266,882, $369,000 and $369,000 have been paid to a related entity during 2005, 2004 and 2003, respectively to assist with the regulatory aspects of obtaining such licenses.

Note 16 – Segment Information

The basis for presenting segment results generally is consistent with overall Company reporting. The Company reports information about its operating segments in accordance with Financial Accounting Standards Board Statement No. 131, "Disclosure About Segments of an Enterprise and Related Information," which establishes standards for reporting information about a company's operating segments. All consolidating items are included in Corporate & Other.

The Company had divided its operations into four reportable segments as follows: The Quigley Corporation (Cold Remedy), whose main product is COLD-EEZE®, a proprietary zinc gluconate glycine lozenge for the common cold; Darius (Health and Wellness), whose business is the sale and direct marketing of a range of health and wellness products; Quigley Manufacturing (Contract Manufacturing), which is the production facility for the COLD-EEZE® lozenge product and also performs contract manufacturing services for third party customers, and Pharma (Ethical Pharmaceutical), currently involved in research and development activity to develop patent applications for potential pharmaceutical products.

Financial information relating to 2005, 2004 and 2003 continuing operations by business segment follows:

AS OF AND FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2005	COLD REMEDY	HEALTH AND WELLNESS	CONTRACT MANUFACTURING	ETHICAL PHARMACEUTICAL	CORPORATE & OTHER	TOTAL
Revenues						
Customers-domestic	$29,284,651	$16,034,960	$3,900,342	–	–	$49,219,953
Customers-international	–	4,438,090	–	–	–	4,438,090
Inter-segment	–	–	7,090,523	–	$ (7,090,523)	–
Segment operating profit (loss)	6,693,192	859,956	(80,419)	$ (4,044,162)	(449,137)	2,979,430
Depreciation	387,840	143,726	872,541	–	–	1,404,107
Capital expenditures	228,688	35,523	267,002	–	–	531,213
Total assets	$38,171,897	$ 4,918,271	$7,042,169	–	$(14,156,698)	$35,975,639

AS OF AND FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2004	COLD REMEDY	HEALTH AND WELLNESS	CONTRACT MANUFACTURING	ETHICAL PHARMACEUTICAL	CORPORATE & OTHER	TOTAL
Revenues						
Customers-domestic	$22,834,249	$17,484,246	$ 752,355	–	–	$41,070,850
Customers-international	–	2,877,145	–	–	–	2,877,145
Inter-segment	–	–	1,975,779	–	$ (1,975,779)	–
Segment operating profit (loss)	1,618,534	1,509,001	406,811	$(3,056,757)	(295,602)	181,987
Depreciation	340,828	168,696	112,824	–	–	622,348
Capital expenditures	250,246	32,569	4,388,153	–	–	4,670,968
Total assets	$31,236,129	$ 6,143,769	$6,806,026	–	$(12,656,168)	$31,529,756

Note: The stated capital expenditure of $4,388,153 related to the Contract Manufacturing segment for the year of 2004 is inclusive of an amount of $4,360,829 following the acquisition by the Company of certain assets of JoEl, Inc., on October 1, 2004.

AS OF AND FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2003	COLD REMEDY	HEALTH AND WELLNESS	CONTRACT MANUFACTURING	ETHICAL PHARMACEUTICAL	CORPORATE & OTHER	TOTAL
Revenues						
Customers-domestic	$20,474,969	$19,801,759	–	–	–	$40,276,728
Customers-international	–	1,222,435	–	–	–	1,222,435
Segment operating profit (loss)	1,699,378	1,791,454	–	$ (2,855,294)	–	635,538
Depreciation	318,419	155,174	–	–	–	473,593
Capital expenditures	414,129	140,887	–	–	–	555,016
Total assets	$24,892,338	$ 3,881,970	–	–	$ (2,504,549)	$26,269,759

Note 17 – Quarterly Information (Unaudited)

2005	Quarter ended March 31,	Quarter ended June 30,	Quarter ended September 30,	Quarter ended December 31,
Net Sales	$11,753,270	$ 8,844,173	$15,319,980	$17,740,620
Gross Profit	5,702,972	3,033,521	8,294,204	10,803,261
Administration	2,994,769	2,986,507	2,897,941	3,777,025
Operating expenses	5,897,903	4,893,925	5,380,400	8,682,300
Income (loss) from operations	(194,931)	(1,860,404)	2,913,804	2,120,961
Income (loss) from continuing operations	(154,495)	(1,790,410)	2,998,503	2,163,086
Net Income (loss)	$ (154,495)	$(1,790,410)	$ 2,998,503	$ 2,163,086
Basic EPS				
Income (loss) from continuing operations	$ (0.01)	$ (0.15)	$ 0.26	$ 0.19
Net Income (loss)	$ (0.01)	$ (0.15)	$ 0.26	$ 0.19
Diluted EPS				
Income (loss) from continuing operations	$ (0.01)	$ (0.15)	$ 0.23	$ 0.16
Net Income (loss)	$ (0.01)	$ (0.15)	$ 0.23	$ 0.16

2004	Quarter ended March 31,	Quarter ended June 30,	Quarter ended September 30,	Quarter ended December 31,
Net Sales	$ 9,605,617	$ 6,901,182	$ 9,690,858	$17,750,338
Gross Profit	4,520,243	2,776,882	3,800,112	9,277,632
Administration	2,750,499	2,054,741	2,313,609	2,701,099
Operating expenses	5,320,567	3,710,062	3,856,503	7,305,750
Income (loss) from operations	(800,324)	(933,180)	(56,391)	1,971,882
Income (loss) from continuing operations	(781,631)	(912,477)	177,376	1,969,594
Net Income (loss)	$ (781,631)	$ (912,477)	$ 177,376	$ 1,969,594
Basic EPS				
Income (loss) from continuing operations	$ (0.07)	$ (0.08)	$ 0.02	$ 0.17
Net Income (loss)	$ (0.07)	$ (0.08)	$ 0.02	$ 0.17
Diluted EPS				
Income (loss) from continuing operations	$ (0.07)	$ (0.08)	$ 0.01	$ 0.13
Net Income (loss)	$ (0.07)	$ (0.08)	$ 0.01	$ 0.13

FOURTH QUARTER SEGMENT DATA (UNAUDITED)

AS OF AND FOR THE THREE MONTHS ENDED DECEMBER 31, 2005	COLD REMEDY	HEALTH AND WELLNESS	CONTRACT MANUFACTURING	ETHICAL PHARMACEUTICAL	CORPORATE & OTHER	TOTAL
Revenues						
Customers-domestic	$12,144,783	$3,752,464	$ 694,137	–	–	$16,591,384
Customers-international	–	1,149,236	–	–	–	1,149,236
Inter-segment	–	–	2,623,396	–	$(2,623,396)	–
Segment operating profit (loss)	2,480,622	8,074	264,947	$(956,382)	323,700	2,120,961
Depreciation	99,142	35,848	225,355	–	–	360,345
Capital expenditures	$ 139,756	$ 1,094	$ 212,525	–	–	$ 353,375

AS OF AND FOR THE THREE MONTHS ENDED DECEMBER 31, 2004	COLD REMEDY	HEALTH AND WELLNESS	CONTRACT MANUFACTURING	ETHICAL PHARMACEUTICAL	CORPORATE & OTHER	TOTAL
Revenues						
Customers-domestic	$12,151,638	$4,247,088	$ 752,355	–	–	$17,151,081
Customers-international	–	599,257	–	–	–	599,257
Inter-segment	–	–	1,975,779	–	$(1,975,779)	–
Segment operating profit (loss)	2,491,935	187,979	406,811	$(819,241)	(295,602)	1,971,882
Depreciation	90,102	41,157	112,824	–	–	244,083
Capital expenditures	$ 130,716	$ 6,403	$4,388,153	–	$ 202	$ 4,525,474

Note: The stated capital expenditure of $4,388,153 related to the Contract Manufacturing segment for the year of 2004 is inclusive of an amount of $4,360,829 following the acquisition by the Company of certain assets of JoEl, Inc., on October 1, 2004.

AS OF AND FOR THE THREE MONTHS ENDED DECEMBER 31, 2003	COLD REMEDY	HEALTH AND WELLNESS	CONTRACT MANUFACTURING	ETHICAL PHARMACEUTICAL	CORPORATE & OTHER	TOTAL
Revenues						
Customers-domestic	$11,040,653	$4,825,566	–	–	–	$15,866,219
Customers-international	–	525,045	–	–	–	525,045
Segment operating profit (loss)	3,239,960	54,325	–	$(767,681)	–	2,526,604
Depreciation	83,349	41,504	–	–	–	124,853
Capital expenditures	$ 98,476	$ 46,432	–	–	–	$ 144,908

Market Information

The Company's Common Stock, $.0005 par value, is currently traded on The NASDAQ National Market under the trading symbol "QGLY." The price set forth in the following table represents the high and low bid prices for the Company's Common Stock.

	COMMON STOCK			
	2005		2004	
QUARTER ENDED	HIGH	LOW	HIGH	LOW
March 31	$ 8.85	$ 7.27	$ 10.89	$ 8.50
June 30	$ 9.28	$ 7.79	$ 10.29	$ 6.92
September 30	$ 10.50	$ 8.41	$ 9.94	$ 7.35
December 31	$ 16.94	$ 7.25	$ 9.92	$ 7.56

Such quotations reflect inter-dealer prices, without mark-up, mark-down or commission and may not represent actual transactions.

The Company's securities are traded on The NASDAQ National Market and consequently stock prices are available daily as generated by The NASDAQ National Market established quotation system.

Holders

As of December 31, 2005, there were approximately 325 holders of record of the Company's Common Stock, including brokerage firms, clearing houses, and/or depository firms holding the Company's securities for their respective clients. The exact number of beneficial owners of the Company's securities is not known but exceeds 400.

Dividends

The Company has not declared, nor paid, any cash dividends on its Common Stock. At this time the Company intends to retain its earnings to finance future growth and maintain liquidity.

The following table sets forth the selected financial data of the Company for and at the end of the years ended December 31, 2005, 2004, 2003, 2002 and 2001.

The data presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operation" and the Company's financial statements and notes thereto appearing elsewhere herein.

(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)	YEAR ENDED DECEMBER 31, 2005	YEAR ENDED DECEMBER 31, 2004	YEAR ENDED DECEMBER 31, 2003	YEAR ENDED DECEMBER 31, 2002	YEAR ENDED DECEMBER 31, 2001
Statement of Income Data:					
Net sales	$53,658	$43,948	$41,499	$29,272	$21,226
Total revenue	53,658	43,948	41,499	29,421	22,772
Gross profit	27,834	20,375	20,011	12,212	12,551
Income (loss) - continuing operations	3,217	453	729	(5,132)	934
Loss - discontinued operations *(1)*	-	-	(54)	(1,322)	(718)
Net income (loss)	3,217	453	675	(6,454)	216
Basic earnings (loss) per share:					
Continuing operations	$ 0.28	$ 0.04	$ 0.06	$ (0.47)	$ 0.09
Discontinued operations	-	-	-	$ (0.12)	$ (0.07)
Net income (loss)	$ 0.28	$ 0.04	$ 0.06	$ (0.59)	$ 0.02
Diluted earnings (loss) per share:					
Continuing operations	$ 0.24	$ 0.03	$ 0.05	$ (0.47)	$ 0.09
Discontinued operations	-	-	-	$ (0.12)	$ (0.07)
Net income (loss)	$ 0.24	$ 0.03	$ 0.05	$ (0.59)	$ 0.02
Weighted average shares outstanding:					
Basic	11,661	11,541	11,467	10,894	10,675
Diluted	13,299	14,449	14,910	10,894	10,751

	AS OF DECEMBER 31, 2005	AS OF DECEMBER 31, 2004	AS OF DECEMBER 31, 2003	AS OF DECEMBER 31, 2002	AS OF DECEMBER 31, 2001
Balance Sheet Data:					
Working capital	$20,682	$17,853	$ 18,257	$16,662	$18,626
Total assets	35,976	31,530	26,270	24,935	24,756
Debt	1,464	2,893	-	-	-
Stockholders' equity	$25,320	$21,902	$20,787	$ 19,121	$21,200

(1) In December 2002, the Board of Directors of the Company approved a plan to sell Caribbean Pacific Natural Products, Inc. ("CPNP"). On January 22, 2003, the Board of Directors of the Company completed the sale of the Company's 60% equity interest in CPNP to Suncoast Naturals, Inc. The sale of this segment has been treated as discontinued operations and all periods presented have been reclassified.

CORPORATION

CORPORATE OFFICERS AND DIRECTORS

Guy J. Quigley
President,
Chairman & Chief Executive Officer

Charles A. Phillips
Executive Vice President,
Chief Operating Officer & Director

George J. Longo
Vice President,
Chief Financial Officer & Director

Jacqueline F. Lewis
Director

Rounsevelle W. Schaum
Director,
Chairman of Newport Capital Partners, Inc.

Stephen W. Wouch
Director,
Managing Partner of Wouch, Maloney & Co., LLP

Terrence O. Tormey
Director,
President, The Tormey Consulting Group

SUBSIDIARIES OF THE QUIGLEY CORPORATION

SUBSIDIARIES	STATE OR OTHER JURISDICTION OF INCORPORATION
Darius International Inc.	Delaware
Innerlight Inc.	Delaware
Innerlight Global Pte. LTD	Singapore
Quigley Pharma Inc.	Delaware
Quigley Manufacturing Inc.	Delaware

All of the above subsidiaries are owned 100% by The Quigley Corporation and are included in the consolidated financial statements for the year ended December 31, 2005.

CORPORATE INFORMATION

Form 10-K Report
A copy of the Company's Annual Report on SEC Form 10-K will be provided, without charge, to any stockholder upon written request to:

Investor Relations
The Quigley Corporation
Kells Building
621 Shady Retreat Road
P.O. Box 1349
Doylestown, PA 18901

Stockholder Relations
Telephone: 267-880-1100

Investors seeking additional information about the Company may call or write to:

G.S. Schwartz & Co. Inc.
470 Park Avenue South
10th Floor
New York, NY 10016
Telephone: 212-725-4500

Stock Exchange Listing
NASDAQ National Market
Stock Symbol: QGLY

Transfer Agent
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038

Independent Registered Public Accounting Firm
Amper, Politziner & Mattia, P.C.
Edison, NJ 08818

General Counsel
Eastburn and Gray
Doylestown, PA 18901

SEC Counsel
Olshan Grundman Frome
Rosenzweig & Wolosky LLP
New York, NY 10022

THE QUIGLEY CORPORATION
KELLS BUILDING • 621 SHADY RETREAT ROAD • PO BOX 1349 • DOYLESTOWN, PA 18901
PHONE 215.345.0919 • WWW.QUIGLEYCO.COM

©2006 THE QUIGLEY CORPORATION AND QUIGLEY PHARMA INC. ALL RIGHTS RESERVED. PRINTED IN USA.